Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-136987

PROSPECTUS SUPPLEMENT DATED DECEMBER 28, 2006
TO
PROSPECTUS DATED OCTOBER 27, 2006

OPEN ENERGY CORPORATION

This prospectus supplement should be read in conjunction with our prospectus dated October 27, 2006, and in particular “Risk Factors” beginning on page 5 of the prospectus.

This prospectus supplement includes the attached Current Report on Form 8-K of Open Energy Corporation, filed with the Securities and Exchange Commission on December 28, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 21, 2006

OPEN ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	000-50450	98-0370750
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

514 Via De La Valle, Suite 200, Solana Beach, CA 92075
(Address of principal executive offices, including zip code)

(858) 794-8800
(Registrant’s telephone number, including area code) Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01 Completion of Acquisition or Disposition of Assets.

On December 22, 2006, we completed the merger of WaterEye Corporation, a Delaware corporation (“WaterEye”), with and into our wholly owned subsidiary, Open Energy/WE Acquisition Corporation, a Nevada corporation (“WE”), pursuant to the terms of the Agreement and Plan of Merger dated as of December 21, 2006 (the “Merger Agreement”) among us, WE, WaterEye and certain other parties.

WaterEye, located in Grass Valley, California, provides secure ASP based remote monitoring and diagnostic services to the water and wastewater treatment industries.

Pursuant to the Merger Agreement, all of the outstanding shares capital stock of WaterEye were converted into the right to receive an aggregate amount of 6,911,711 shares of our common stock, par value $0.001 per share, determined by dividing $2.91 million by the volume weighted average of the closing bid values per share of our common stock, as reported on the Over The Counter Bulletin Board for the twenty trading days immediately prior to the effective time of the merger. The shares of Open Energy common stock were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 based on the qualifications of the investors and the manner of offering.

The Merger Agreement provides for reciprocal indemnification obligations for losses as to which claims are made by December 22, 2007 resulting from breaches of representations and warranties or covenants and certain other circumstances. 345,586 of the shares issuable as part of the merger consideration described above have been placed in escrow as the exclusive source for satisfaction of such losses by the selling stockholders. The indemnification obligations of Open Energy are also capped at the value of the Open Energy common stock held in the escrow account.

Thomas D. Wolfe, who was WaterEye’s President and Chief Executive Officer, will become Open Energy’s Senior Vice President of Engineering and Development following the merger.

The foregoing description is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information provided in Item 2.01 of this Current Report on Form 8-K is incorporated by reference into this Item.

Item 8.01 Other Events.

On December 22, 2006 we issued a press release announcing the WaterEye transaction. A copy of that press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Information of Businesses Acquired.

The financial statements required by this report will be filed by amendment not later than 71 calendar days after the date this report is required to be filed.

(b) Pro Forma Financial Information.

The pro forma financial statements required by the report will be filed by amendment no later than 71 calendar days after the date this report is required to be filed.

(d) Exhibits

2.1	Agreement and Plan of Merger dated as of December 21, 2006, by and among Open Energy Corporation, Open Energy/WE Acquisition Corporation, WaterEye Corporation, and certain other parties thereto

99.1	Press release of Open Energy Corporation, dated December 22, 2006

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPEN ENERGY CORPORATION

Date: December 28, 2006	By:	/s/ Cheryl J. Bostater
Name: Cheryl J. Bostater
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description

2.1	Agreement and Plan of Merger dated as of December 21, 2006, by and among Open Energy Corporation, Open Energy/WE Acquisition Corporation, WaterEye Corporation, and certain other parties thereto

99.1	Press release of Open Energy Corporation, dated December 22, 2006

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made as of December 21, 2006, by and among Open Energy Corporation, a Nevada corporation ("Open Energy"), Open Energy/WE Acquisition Corporation, a Nevada corporation ("Buyer"), and WaterEye Corporation, a Delaware corporation (hereinafter referred to as the "Company" or "WaterEye"), the Persons listed in Exhibit A who are signatory hereto, including those who agree to be bound by this Agreement pursuant to a Joinder Agreement (as defined herein) (individually each such Person is referred to herein as a "Seller" and collectively, as "Sellers"), and Marvin Brown, as representative of the WaterEye stockholders for certain purposes described herein (the “Stockholders’ Representative”).

RECITALS

WHEREAS, Sellers are the beneficial and record owners of all or substantially all of the issued and outstanding shares of the capital stock of the Company (the “WaterEye Shares,” as further set forth and defined in Section 3.3 below); and

WHEREAS, Buyer is a wholly owned subsidiary of Open Energy; and

WHEREAS, the Board of Directors of Buyer and the Board of Directors of the Company deem it advisable and in the best interests of Buyer and the Company, respectively, and their respective shareholders and stockholders, that Open Energy, through Buyer, acquire the Company upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, in order to effectuate the acquisition, the parties have agreed, subject to the terms and conditions set forth in this Agreement, to merge the Company with and into the Buyer so that the Buyer continues as the surviving corporation after the consummation of the Merger; and

WHEREAS, as a result of the Merger, the separate existence of the Company will terminate and Buyer, as the surviving corporation after the consummation of the Merger will continue to exist as a wholly owned subsidiary of Open Energy, and the Sellers will receive the consideration described in Section 2.2.1 of this Agreement; and

WHEREAS, the parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations section 1.368-2(g) pursuant to which the Merger is treated as a “reorganization” under Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the “Code”); and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1	Definitions

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

"Applicable Contract" shall mean any Contract (a) under which the Company has or may acquire any rights, (b) under which the Company has or may become subject to any obligation or liability, or (c) by which the Company or any of the assets owned or used by it is or may become bound.

"Asserted Liability" shall mean any demand, claim or circumstance which, with the lapse of time, would give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation relative to the General Indemnification, or relative to Open Energy’s obligation to indemnify under Section 10 for which notice of indemnity claim has been given under Section 10.2 or 10.3.

"Balance Sheet" shall mean the Company’s Balance Sheet as of November 30, 2006.

"Best Efforts" shall mean the commercially reasonable efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved; provided, however, that an obligation to use Best Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions.

"Breach" shall mean that there is or has been, (a) any inaccuracy in or breach of, or any failure to perform or comply with a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision.

"Company" shall mean the Company and each of the subsidiaries and affiliates referred to in Section 3.1.

"Confidentiality Agreement" shall mean the Mutual Confidential Disclosure Agreement effective as of May 1, 2006 between Open Energy and the Company.

"Consent" shall mean any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

"Contemplated Transactions" shall mean all of the transactions contemplated by this Agreement, including, but not limited to:

(a) the execution, delivery, and performance of a Confidentiality, Nondisclosure and Assignment of Inventions Agreement by certain Sellers;

(b) the execution, delivery, and performance of a Non-competition Agreement by certain Sellers;

(c) the performance by Open Energy, Buyer, the Company and Sellers of their respective covenants and obligations under this Agreement;

(d) the merger of the Buyer with and into the Company and the conversion of the WaterEye Shares into the right to receive the Open Energy Merger Shares;

"Contract" shall mean any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

"Damages" shall mean as defined in Section 10.

"Disclosure Letter" shall mean the disclosure letter delivered by the Company to Open Energy concurrently with the execution and delivery of this Agreement.

"Effective Date" shall mean the date this Agreement is executed by all of the parties hereto.

"Effective Time" shall mean as defined in Section 2.1.1.

"Encumbrance" shall mean any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

"Environmental, Health, and Safety Liabilities" shall mean any cost, damages, expense, liability, obligation, or other responsibility arising from or under environmental law or Occupational Safety and Health Law and consisting of or relating to:

(a) any environmental, health, or safety matters or conditions;

(b) fines, penalties, judgments, losses, claims or demands arising under Environmental Law or Occupational Safety and Health Law;

(c) financial responsibility under environmental law or Occupational Safety and Health Law for cleanup costs or corrective action,; or

(d) any other compliance, corrective, investigative, or remedial measures required under any environmental law or Occupational Safety and Health Law.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

"Exchange Act" shall mean shall mean the Securities Exchange Act of 1934, as amended, or any successor law, and regulations or rules issued pursuant to that Act or any successor law.

“Exchange Agent” shall have the meaning set forth in Section 2.2.5 hereof.

"Facilities" shall mean any real property, leaseholds, or other interests currently or formerly owned or operated by the Company and any buildings, plants, structures, or equipment (including motor vehicles) currently or formerly owned or operated by the Company.

"Financial Statements" shall mean the financial statements of the Company referenced in Section 3.4.

"GAAP" shall mean generally accepted United States accounting principles, applied on a consistent basis.

"General Holdback Stock" shall mean five percent (5%) of the Open Energy Merger Shares to be issued to Sellers under Section 2.2.1, and to be held in the General Holdback Account.

"General Holdback Account" shall mean the account consisting of the General Holdback Stock of Sellers, to be established with, and administered by, Open Energy to secure the General Indemnification by the Sellers.

"General Indemnification" shall mean the obligation of the Sellers under Section 10 to indemnify Open Energy.

"Governmental Authorization" shall mean any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

"Governmental Body" shall mean any federal, state, local, municipal, foreign, or other government; governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

"Intellectual Property Assets" shall mean as defined in Section 3.21.

"IRS" shall mean the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Joinder Agreement” shall have the meaning given in Section 13.15.

"Knowledge" shall mean an individual will be deemed to have "Knowledge" of a particular fact or other matter if:

(a) such individual is actually aware of such fact or other matter; or

(b) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter.

A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, trustee or beneficiary of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

“Knowledge of the Company”, “to the Company’s Knowledge” or“known to the Company” shall mean the Knowledge of Thomas D. Wolfe, Leonard Slater and Marvin D. Brown.

"Legal Requirement" shall mean any law, ordinance, principle of common law, regulation, statute, or treaty of a Governmental Body.

“Management Sellers” shall mean Thomas D. Wolfe and Leonard Slater.

"Material Adverse Change" shall mean a change in the assets (including intangible assets), properties, business, operations or conditions (financial or otherwise), or results of operations of a Person with a negative impact of $50,000 or more.

"Merger Closing" shall mean as defined in Section 2.3.

"Merger Closing Date" shall mean the date and time as of which the Merger Closing actually takes place.

"Open Energy Merger Shares" shall mean as defined in Section 2.2.1.

"Occupational Safety and Health Law" shall mean any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

"Open Energy Disclosure Letter" shall mean the disclosure letter delivered by Open Energy to Company concurrently with the execution and delivery of this Agreement

"Open Energy Financial Statements" shall mean those financial statements called for by Section 4.6.

"Order" shall mean any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

"Ordinary Course of Business" shall mean an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if:

(a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; and

(b) such action is similar in nature and magnitude to actions customarily taken, in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

"Organizational Documents" shall mean (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (e) any amendment to any of the foregoing.

"Person" shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

"Plan" shall mean as defined in Section 3.12.

"Proceeding" shall mean any action, arbitration, audit, contest, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

"Related Person" shall mean with respect to a particular individual:

(a) each other member of such individual's Family;

(b) any Person that is directly or indirectly controlled by such individual or one or more members of such individual's Family;

(c) any Person in which such individual or members of such individual's Family hold (individually or in the aggregate) a Material Interest; and

(d) any Person with respect to which such individual or one or more members of such individual's Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

(a) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;

(b) any Person that holds a Material Interest in such specified Person;

(c) each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity);

(d) any Person in which such specified Person holds a Material Interest;

(e) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

(f) any Related Person of any individual described in clause (b) or (c).

For purposes of this definition, (a) the "Family" of an individual includes (i) the individual, (ii) the individual's spouse and former spouses, (iii) any other natural person who is related to the individual or the individual's spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 3d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 1% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 1% of the outstanding equity securities or equity interests in a Person.

"Representative" shall mean with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

"Securities Act" shall mean the Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

"Subsidiary" shall mean with respect to any Person (the "Owner"), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries; when used without reference to a particular Person, "Subsidiary" means a Subsidiary of the Company.

“Superior Proposal” means a bona fide written proposal for a competing transaction which the Board of Directors of the Company concludes in good faith, after consultation with its financial advisor and its legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal (i) is more favorable to the Company’s stockholders, from a financial point of view, than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required Governmental Authorizations on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

"Surviving Corporation" shall mean the Buyer as specified in Section 2.1.

“Stockholders’ Representative” shall mean Marvin Brown.

"Tax" or "Taxes" shall mean taxes of any kind, liens or other like assessments, customs duties, imposts, charges or fees, including, without limitation, income, gross receipts, ad valorem, value-added, excise, real or personal property, asset, sales, use, stamp, stock transfer, license, payroll, transaction, capital, net worth and franchise taxes, withholding, employment, social security, workers' compensation, occupation, premium, windfall profits, surplus lines, transfer and gains taxes or other governmental taxes imposed or payable to the United States, or any state, county, local or foreign government or subdivision or agency thereof, and in each instance such term shall include any interest, penalties or additions to tax attributable to such tax.

"Tax Return" shall mean any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

"Threatened" a claim, Proceeding, dispute, action, or other matter will be deemed to have been "Threatened" if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

“Volume Weighted Average Price” or “VWAP” shall mean the sum of the closing bid values per share of Open Energy common stock for the twenty (20) trading days immediately prior to the Effective Time multiplied by the corresponding daily volume and divided by the total volume over the twenty trading days as reported on the Over The Counter Bulletin Board ("OTCBB").

"WaterEye Shares" shall mean as defined in Section 2.2.1.

2	Merger of Buyer with and into Company

2.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Nevada Revised Statutes, at the Effective Time, the Company shall merge with and into the Buyer (the “Merger”). The Buyer shall be the “Surviving Corporation” in the Merger, and its corporate existence shall continue under the laws of the State of Nevada. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

2.1.1 Effective Time of the Merger. The Merger shall become effective as of such time as the Articles of Merger and the Certificate of Merger, respectively are duly filed with the Nevada Secretary of State and the Delaware Secretary of State, respectively, or at such other time thereafter as is specified in the Articles of Merger and the Certificate of Merger (the “Effective Time”).

2.1.2 Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in the Nevada Revised Statutes.

2.1.3 Articles of Incorporation. The Articles of Incorporation of the Buyer, as in effect on the Merger Closing Date, shall be, until duly amended in accordance with applicable law, the Articles of Incorporation of the Surviving Corporation, except that the Articles of Incorporation shall be amended to provide that the name of the Surviving Corporation shall be WaterEye Corporation.

2.1.4 Bylaws. The Bylaws of the Buyer, as in effect on the Merger Closing Date, shall be, until duly amended in accordance with their terms, the Bylaws of the Surviving Corporation except that the Bylaws shall be amended to provide that the name of the Surviving Corporation shall be WaterEye Corporation.

2.1.5 Directors. The Board of Directors of the Buyer immediately prior to the Merger Closing Date shall constitute the Board of Directors of the Surviving Corporation from and after the Merger Closing Date until their successors have been duly elected and qualified as provided in the Bylaws of the Surviving Corporation.

2.1.6 Officers. The officers of the Buyer on the Merger Closing Date shall, after the Merger Closing Date, constitute the officers of the Surviving Corporation until their successors shall have been duly elected and qualified as provided in the Bylaws of the Surviving Corporation.

2.2 Conversion of WaterEye Shares. The manner of converting shares of the Company and Buyer in the Merger shall be as follows:

2.2.1 At the Effective Time all of the shares of capital stock of the Company issued and outstanding on the Merger Closing Date (the “WaterEye Shares”), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive a total number of shares of common stock of Open Energy, par value $.001 per share (the “Open Energy Merger Shares”) equal to the number derived by dividing $2,911,423.27 by the VWAP. No fraction of an Open Energy Merger Share shall be issued, but in lieu thereof each holder of WaterEye Shares who would otherwise be entitled to a fraction of an Open Energy Merger Share and after aggregating all fractional shares of like Open Energy Merger Shares to be received by such holder, shall receive from Open Energy an amount of cash (rounded to the nearest whole cent) equal to the value of such fractional shares. The fractional share interests of each Company stockholder shall be aggregated, so that no Company stockholder shall receive cash in respect of fractional share interests in an amount greater than the value of such full Open Energy Merger Share. With respect to allocation of the Open Energy Merger Shares among the holders of WaterEye Shares, each Seller agrees that the WaterEye Shares held by such Seller shall be converted into the number of full shares of Open Energy common stock calculated by applying the allocation formula in Schedule 2.2.1.

2.2.2 Each share of Company capital stock held in the treasury of the Company and each option or other right to acquire Company stock immediately prior to the Effective Time, shall be cancelled, and no shares of Open Energy common stock shall be issued in respect thereof.

2.2.3 At the Effective Time, all WaterEye Shares shall, by virtue of the Merger and without any action on the part of the holders thereof, no longer be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall thereafter cease to have any rights with respect to such WaterEye Shares, except the right of the Sellers to receive Open Energy Merger Shares hereunder.

2.2.4 (a) Notwithstanding anything in this Agreement to the contrary, with respect to each WaterEye Share as to which the holder thereof shall have properly complied with the provisions of section 262 of the Delaware General Corporation Law (“DGCL”) as to appraisal rights (each, a “Dissenting Share”), if any, such holder shall be entitled to payment, solely from the Surviving Corporation, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of section 262 of the DGCL; provided, however, that (i) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws such holder’s demand for appraisal of such Dissenting Shares, (ii) if any holder of Dissenting Shares fails to establish such holder’s entitlement to appraisal rights as provided in the DGCL or (iii) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for such holder’s shares under the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such WaterEye Shares and such shares shall thereupon cease to constitute Dissenting Shares and if such forfeiture shall occur following the election deadline, each such WaterEye Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, Open Energy Merger Shares.

(b) The Company shall give Open Energy (i) prompt notice of any notice received by the Company of intent to demand the fair value of any Shares, withdrawals of such notices and any other instruments served pursuant to Section 262 of the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Open Energy or as otherwise required by an order, decree, ruling or injunction of a court of competent jurisdiction, make any payment with respect to any such exercise of appraisal rights or offer to settle or settle any such rights.

2.2.5 (a)  Madison Stock Transfer shall act as exchange agent (the “Exchange Agent”) in the Merger.

(b) Promptly after the Effective Time, but in no event later than ten (10) days after the Effective Time, and subject to the provisions of Section 2.6 General Indemnification Holdback, Open Energy shall supply or cause to be supplied to the Exchange Agent for exchange in accordance with this Section 2.2.5 (i) certificates representing all of the Open Energy Merger Shares, duly registered in the name of Sellers and allocated among them as provided in Section 2.2.1 and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.2.1 (collectively, (i) and (ii) shall be referred to as the “Exchange Fund”).

(c) Promptly after the Effective Time, but in no event later than five (5) days after the Effective Time, Open Energy and the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding WaterEye Shares, whose shares were converted into the right to receive Open Energy Merger Shares (and cash in lieu of fractional shares) pursuant to Section 2.2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in customary form and have such other provisions as Open Energy and the Surviving Corporation may reasonably specify); (ii) such other customary documents as may be required pursuant to such instructions; and (iii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Open Energy Merger Shares (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal and other documents, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefore (i) the number of whole Open Energy Merger Shares; (ii) any dividends or other distributions to which such holder is entitled pursuant to Section 2.2.5(d); and (iii) cash (without interest) in respect of fractional shares as provided in Section 2.2.1, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that prior to the Effective Time represented WaterEye Shares will be deemed from and after the Effective Time, for all corporate purposes other than the payment of dividends, to evidence the ownership of the number of full Open Energy Merger Shares into which such WaterEye Shares shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.2.1.

(d) No dividends or other distributions with respect to Open Energy Merger Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the WaterEye Shares represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole Open Energy Merger Shares issued in exchange therefor, without interest at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 2.2.5(d)) with respect to such Open Energy Merger Shares.

(e) At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of WaterEye Shares thereafter on the records of the Company. If any certificate for Open Energy Merger Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Open Energy or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for Open Energy Merger Shares in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Open Energy or any agent designated by it that such tax has been paid or is not payable.

(f) Any portion of the Exchange Fund which remains undistributed to the stockholders of the Company one year after the Effective Time shall be delivered to Open Energy, upon demand, and any stockholders of the Company who have not previously complied with this Section 2.2.5 shall thereafter look only to Open Energy for payment of their claim for the Open Energy Merger Shares and the cash in lieu of fractional shares such stockholder would be entitled to pursuant to Section 2.2.1 and any dividends or distributions with respect to Open Energy Merger Shares.

(g) Notwithstanding anything to the contrary in this Section 2.2.5, none of the Exchange Agent, Open Energy, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h) The provisions of this Section 2.2.5 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Open Energy under this Section 2.2.5 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the Open Energy Merger Shares to which such holder is entitled pursuant to Section 2.2.1 hereof.

(i) Each of the Exchange Agent, Open Energy and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of WaterEye Shares such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.2.6 In the event any Certificates shall have been lost, stolen or destroyed, Open Energy shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof such Open Energy Merger Shares (and dividends, distributions and cash in lieu of fractional shares) as may be required pursuant to Section 2.2.1; provided, however, that Open Energy may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Open Energy, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3 Merger Closing.  The closing of the Merger (the “Merger Closing”) provided for in this Agreement will take place at the offices of Open Energy, at 10:00 a.m. (local time) on December 21, 2006 or at such other time and place as the parties may agree (the “Merger Closing Date”). Subject to the provisions of Section 9, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 2.3 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

2.4 Merger Closing Obligations. At the Merger Closing:

2.4.1 The Company and the Sellers will deliver or cause to be delivered to Open Energy:

2.4.1.1 A certificate executed by the President and Chief Executive Officer of the Company representing and warranting to Open Energy that each of the Company's representations and warranties in this Agreement is accurate in all respects as of the date of this Agreement and is accurate in all respects as of the Merger Closing Date as if made on the Merger Closing Date (giving effect to any supplements to the Disclosure Letter that are delivered by the Company to Open Energy prior to the Merger Closing Date in accordance with Section 5.5).

2.4.1.2 An Executive Employment Agreement by and between Open Energy and Thomas D. Wolfe in substantially the form attached hereto as Exhibit 2.4.1.2.

2.4.2 Buyer will deliver to Sellers or the Exchange Agent:

2.4.2.1 Subject to the provisions of Section 2.6 General Indemnification Holdback, certificates representing all of the Open Energy Merger Shares, duly registered in the name of Sellers and allocated among them as provided in Section 2.2.1.

2.4.2.2 A certificate executed by Open Energy and Buyer to the effect that each of the representations and warranties of Open Energy and Buyer in this Agreement was accurate in all respects as of the date of this Agreement and is accurate in all respects as of the Merger Closing Date as if made on the Merger Closing Date.

2.4.2.3 An Executive Employment Agreement by and between Open Energy and Thomas D. Wolfe in substantially the form attached hereto as Exhibit 2.4.1.3.

2.5 Legend. Each certificate representing Open Energy Merger Shares which is delivered (and to the extent applicable, any later certificate into which such certificate may later be exchanged) pursuant to this Agreement will bear a legend to disclose the limitations upon its transferability by virtue of the requirements of the Securities Act and/or the Exchange Act and applicable state securities law(s), and Open Energy's transfer agent will be advised accordingly. The legend to be placed on such stock certificates shall read as follows:

THESE SECURITIES HAVE BEEN OBTAINED FROM THE ISSUER IN A TRANSACTION NOT INVOLVING A PUBLIC OFFERING AND HAVE NOT BEEN REGISTERED UNDER AND ARE SUBJECT TO RESTRICTIONS ON RESALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, AND STATE SECURITIES LAWS.

The legend shall be removed from any certificate representing either (a) shares sold under an effective registration statement under the Securities Act, or (b) shares as to which, in the opinion of counsel reasonably satisfactory to Open Energy, such registration is not required and that the transfer will not otherwise violate the Securities Act, the Exchange Act, or applicable state securities laws; any stop transfer instructions previously given to Open Energy's transfer agent will be revoked promptly upon the occurrence of (a) or (b) above.

2.6 General Indemnification Holdback

2.6.1 At the Merger Closing, the General Holdback Stock shall be placed in the General Holdback Account. The General Holdback Stock shall remain in the General Holdback Account for one (1) year following the Merger Closing Date in order to secure the performance of the obligations of Sellers under the General Indemnification. During such one (1) year period or until all General Holdback Stock has been distributed from the General Holdback Account, all dividends paid and distributions made with respect to the General Holdback Stock shall be the property of Sellers, and Sellers shall have the sole power to exercise all voting rights pertaining to the General Holdback Stock.

2.6.2 On the first anniversary of the Merger Closing Date all of the General Holdback Stock shall be provided to the Exchange Agent for distribution to Sellers less the number of Open Energy Merger Shares reasonably necessary to satisfy the amount of all pending indemnity claims for which notice has been given by Open Energy or Buyer pursuant to Section 10.5 and 10.6. Any dispute concerning the valuation of the indemnity claim for purposes of retention of General Holdback Stock or the number of shares to be retained shall be resolved in accordance with Section 10.7. Any shares retained beyond the initial one year period not used to satisfy indemnity claims shall be returned to Sellers immediately after the payment or termination of the last indemnity claim pending at the end of the initial one-year period.

3	Representations and Warranties of the Company and Sellers

The Company and Sellers jointly and severally represent and warrant to Open Energy and Buyer as follows and acknowledge that the Buyer and Open Energy are relying upon the following representations and warranties in connection with the acquisition of the WaterEye Shares pursuant to the Merger which representations shall be true and correct on the date hereof and on the Merger Closing Date:

3.1 Organization and Good Standing

3.1.1 Part 3.1.1 of the Disclosure Letter contains a complete and accurate list for the Company of its name, its jurisdiction of incorporation, other jurisdictions in which it is authorized to do business, and its capitalization (including the identity of each stockholder and the number of shares held by each). The Company is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Applicable Contracts. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

3.1.2 The Company has delivered to Buyer copies of the Organizational Documents of the Company, as currently in effect.

3.2 Authority; No Conflict

3.2.1 This Agreement has been duly executed and delivered by the Company and each of the Sellers, and constitutes the legal, valid, and binding obligation of Sellers and the Company, enforceable against Sellers and the Company in accordance with its terms. Sellers have the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement. Sellers have the absolute and unrestricted right, power, authority, and capacity to perform their obligations under this Agreement, the execution, delivery and performance by the Company of this Agreement has been duly authorized by all necessary corporate action (including resolutions duly adopted by its board of directors), subject only to the approval of this Agreement and the transactions contemplated hereby by the Company’s stockholders.

3.2.2 To the Knowledge of the Company and, except as set forth in Part 3.2.2 of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

3.2.2.1 contravene, conflict with, or result in a violation of (a) any provision of the Organizational Documents of the Company, or (b) any resolution adopted by the Board of Directors or the stockholders of the Company;

3.2.2.2 contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Company or Sellers, or any of the assets owned or used by the Company, may be subject;

3.2.2.3 contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of, or any of the assets owned or used by, the Company;

3.2.2.4 contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

3.2.2.5 result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Company.

3.2.3 Except as set forth in Part 3.2.3 of the Disclosure Letter, neither Sellers nor the Company are or will be required to give any notice to, or obtain any Consent from, any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3 Capitalization. The authorized equity securities of the Company consist of 43,000,000 shares of common stock, $0.001 par value, of which 11,368,762 shares are issued and outstanding; 23,000,000 shares of preferred stock, $0.001 par value, of which 10,000,000 shares have been designated Series A preferred stock, 9,994,402 shares of which are issued and outstanding; and 2,500,489 shares have been designated Series B preferred stock, 2,500,487 shares of which are issued and outstanding. There are options outstanding to purchase 833,333 shares of Common Stock under the Company’s 2003 Stock Option Plan, as amended which will be cancelled, rescinded, surrendered or otherwise terminated without issuance of additional WaterEye stock at or before the Merger Closing. All of such shares of the Company constitute the WaterEye Shares. Part 3.3 of the Disclosure Letter contains a true and complete list of the current holders of WaterEye Shares and the number and class of shares held by them. Such persons are now, or will be on the Merger Closing Date, the record and beneficial owners and holders of the WaterEye Shares, free and clear of all Encumbrances. Except as noted in Part 3.3 of the Disclosure Letter, no legend or other reference to any purported Encumbrance appears upon any certificate representing equity securities of the Company. All of the outstanding equity securities of the Company have been duly authorized and validly issued and are fully paid and non-assessable. There are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of the Company. None of the outstanding equity securities or other securities of the Company was issued in violation of the Securities Act or any other Legal Requirement. The Company does not own or have any Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business, except as disclosed in the Balance Sheets or Interim Balance Sheet.

3.4 Financial Statements

3.4.1 The Company has delivered to Open Energy its balance sheets as of March 31, 2004, March 31, 2005 and March 31, 2006 and the related statements of income and retained earnings for the three years ending on those dates; its balance sheet as of November 30, 2006, and the related statement of income and retained earnings for the seven months ending on that date; and an electronic file containing its Quick Books accounting records for those periods (collectively, the “Financial Statements”). To the Knowledge of the Company, the Financial Statements have been prepared in accordance with generally accepted accounting principles consistently followed by the Company throughout the periods indicated, except for footnotes and subject to year-end adjustments, and fairly present the financial condition and the results of operations of the Company, as at the date of and for the periods referred to in the Financial Statements.

3.4.2 The Company maintains only the bank accounts as shown in Part 3.4.2 of the Disclosure Letter and no other bank accounts of any kind. Except as shown on the Financial Statements or on Part 3.4.2 of the Disclosure Letter, or as shown on the Company’ cash receipts and disbursements journal, there have been no material receipts or disbursements, whether by cash or check, by the Company of any kind; since the Balance Sheet date, there has been no payment of any kind to or for the account of Sellers or any Related Person, and no checks which exceed $10,000.00 have been issued for any purpose other than in the Ordinary Course of Business.

3.5 Books and Records. The books of account, minute books, stock record books, and other records of the Company, all of which have been made available to Open Energy, are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minute books of the Company contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Board of Directors, and committees of the Board of Directors of the Company, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Merger Closing, all of those books and records will be in the possession of the Company.

3.6 Title to Properties; Encumbrances. Part 3.6 of the Disclosure Letter contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by the Company, Sellers have delivered or made available to Open Energy copies of the deeds and other instruments (as recorded) by which the Company acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of Sellers or the Company and relating to such property or interests. The Company owns (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that they purport to own located in the facilities owned or operated by the Company or reflected as owned in the books and records of the Company, including all of the properties and assets reflected in the Balance Sheet (except for assets held under capitalized leases disclosed or not required to be disclosed in Part 3.6 of the Disclosure Letter and personal property sold since the date of the Balance Sheet, in the Ordinary Course of Business), and all of the properties and assets purchased or otherwise acquired by the Company since the date of the Balance Sheet (except for personal property acquired and sold since the date of the Balance Sheet in the Ordinary Course of Business and consistent with past practice), which subsequently purchased or acquired properties and assets (other than inventory and short-term investments) are listed in Part 3.6 of the Disclosure Letter. All material properties and assets reflected in the Balance Sheet are free and clear of all Encumbrances and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (a) mortgages or security interests shown on the Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current taxes not yet due, and (d) with respect to real property, (i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of the Company, and (ii) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto. All buildings, plants, and structures owned by the Company, if any, lie wholly within the boundaries of the real property owned by the Company and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

3.7 Condition and Sufficiency of Assets. To the Knowledge of the Company, the buildings, plants, structures, and equipment of the Company are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The building, plants, structures, and equipment of the Company are sufficient for the continued conduct of the Company’s business after the Merger Closing in substantially the same manner as conducted prior to the Merger Closing.

3.8 Accounts Receivable and Inventory

3.8.1 Accounts Receivable. All accounts receivable of the Company that are reflected on the Balance Sheet (the "Accounts Receivable") represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. The Accounts Receivable reserves shown on the Balance Sheet are adequate and calculated consistent with past practice. To the Company’s Knowledge, there is no contest, claim, or right of set-off, other than returns in the Ordinary Course of Business, under any Contract with any obligor of an Account Receivable relating to the amount or validity of such Account Receivable. Part 3.8.1 of the Disclosure Letter contains a complete and accurate list of all Accounts Receivable as of the date of the Balance Sheet, which list sets forth the aging of such Accounts Receivable.

3.8.2 Inventory. All inventory set forth on the Financial Statements, and all additions to inventory of the Company since November 30, 2006, consist of items of a quantity and quality usable or saleable in the ordinary course of the business. Since November 30, 2006, no inventory items have been sold or disposed of except in the ordinary course of business. Part 3.8.2 the Disclosure Letter sets forth the locations of all items of inventory.

3.9 No Undisclosed Liabilities. Except as set forth in Part 3.9 of the Disclosure Letter, to the Company’s Knowledge, the Company has no liabilities or obligations of any nature except for liabilities or obligations reflected or reserved against in the Balance Sheet, and current liabilities incurred in the Ordinary Course of Business since the date thereof.

3.10 Taxes

3.10.1 The Company filed or caused to be filed all income Tax Returns and all material Tax Returns that are or were required to be filed by or with respect to it either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements. The Company has delivered to Open Energy copies of, and Part 3.10 of the Disclosure Letter contains a complete and accurate list of, all income Tax Returns filed by the Company since January 1, 2004. The Company has paid, or made provision for the payment of, all Taxes reflected on income Tax Returns or material Tax Returns of the Company or pursuant to any assessment pertaining to Taxes of the Company received by Sellers or the Company, except such Taxes, if any, as are listed in Part 3.10 of the Disclosure Letter and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Balance Sheet.

3.10.2 The Company has had no audits by any taxing authority of any Tax Return.

3.10.3 To the Knowledge of the Company, the charges, accruals, and reserves with respect to Taxes on the books of the Company are adequate (determined in accordance with GAAP) and are at least equal to the Company's liability for Taxes. There exists no proposed tax assessment against the Company except as disclosed in the Balance Sheet or in Part 3.10 of the Disclosure Letter. No consent to the application of Section 341(f)(2) of the Code has been filed with respect to any property or assets held, acquired, or to be acquired by the Company. All material Taxes that the Company is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

3.11 No Material Adverse Change. Since the date of the Balance Sheet, there has not been any Material Adverse Change in the business, operations, properties, prospects, assets, or condition of the Company, and to the Company’s Knowledge, no event has occurred or circumstance exists that may result in such a Material Adverse Change.

3.12 Employee Benefit Plans

3.12.1 Part 3.12.1 of the Disclosure Letter contains a true and complete list as of the date of this Agreement of all employee benefit plans or arrangements applicable to the employees of Company and all fixed or contingent liabilities or obligations of Company with respect to any person now or formerly employed by Company including, without limitation, pension or thrift plans, individual or supplemental pension or accrued compensation arrangements, contributions to hospitalization or other health or life insurance programs, incentive plans, bonus arrangements and vacation, sick leave, disability and termination arrangements or policies, including workers' compensation policies. Except as listed in Part 3.12.1 of the Disclosure Letter, Company maintains no other employee benefit plan or arrangement applicable to the employees of Company and, to the Knowledge of the Company, possesses no other fixed or contingent liabilities or obligations with respect to any person now employed by Company. Part 3.12.1 of the Disclosure Letter also includes true and complete copies of all employee handbooks, rules and regulations.

3.12.2 Company has furnished Purchaser with copies of all applicable plan documents, trust documents, insurance contract summary plan descriptions of the written plans and arrangements listed in Part 3.12.1 of the Disclosure Letter and with descriptions, in writing, of the unwritten plans and arrangements listed in Part 3.12.1 of the Disclosure Letter.

3.12.3 The employee benefit plans listed and identified as "tax qualified plans" in Part 3.12.1 of the Disclosure Letter constitute plans qualified under Sections 401 et seq. of the Code, have been the subject of favorable determination letters from the Internal Revenue Service (the "Service") confirming their status as "tax-qualified plans" and, to the Knowledge of the Company, are in compliance in all material respects with any and all statutes and regulations which are applicable thereto.

3.12.4 All employee benefit and welfare plans or arrangements listed in Part 3.12.1 of the Disclosure Letter were established and have been executed, managed and administered in all material respects in accordance with all applicable requirements of the Code, of the Employee Retirement Income Security Act of 1974, as amended, and of other applicable laws. Company is not aware of the existence of any governmental audit or examination of any of such plans or arrangements or of any facts which would lead it to believe that any such audit or examination is pending or threatened. There have been no federal pension law excise taxes assessed against any of the benefit or welfare plans, and Company is not aware of any proceedings or events that could result in the assessment of such excise taxes.

3.12.5 There exists no action, suit or claim (other than routine claims for benefits) with respect to any of such plans or arrangements pending or threatened against any of such plans or arrangements, and there are no facts known to the Company which could give rise to any such action, suit or claim. Except as set forth in Part 3.12.1 of the Disclosure Letter, Company is not a party to any multi-employer pension benefit or welfare plans.

3.12.6 No "accumulated funding deficiency", as defined in Section 412(a) of the Code, has been incurred with respect to any "tax qualified plan", whether or not waived. The total value of assets with respect to each "tax qualified plan" as of December 31, 1993 and the amount of vested and unvested benefits under such plans as of such date are set forth on Part 3.12.1 of the Disclosure Letter, and there was no unfunded vested liability as of such date under any such plan.

3.13 Compliance with Legal Requirements; Governmental Authorizations

3.13.1 To the Knowledge of the Company, and except as set forth in Part 3.13.1 of the Disclosure Letter:

3.13.1.1 the Company is, and has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

3.13.1.2 no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any Legal Requirement, or (B) may give rise to any obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

3.13.1.3 the Company has not received, any actual, specific notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

3.13.2 To the Knowledge of the Company, Part 3.13.2 of the Disclosure Letter contains a complete and accurate list of each Governmental Authorization that is held by the Company or that otherwise relates to the business of, or to any of the assets owned or used by, the Company. Each Governmental Authorization listed or required to be listed in Part 3.13.2 of the Disclosure Letter is valid and in full force and effect. Except as set forth in Part 3.13.2 of the Disclosure Letter:

3.13.2.1 the Company is in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 3.13.2 of the Disclosure Letter;

3.13.2.2 no event has occurred or circumstance exists that should (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Part 3.13.2 of the Disclosure Letter, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Part 3.13.2 of the Disclosure Letter;

3.13.2.3 the Company has not received, any actual, specific notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

3.13.2.4 all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Part 3.13.2 of the Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

3.13.2.5 The Governmental Authorizations listed in Part 3.13.2 of the Disclosure Letter collectively constitute all of the Governmental Authorizations necessary to permit the Company to lawfully conduct and operate its business in the manner it currently conducts and operates such business and to permit the Company to own and use its assets in the manner in which it currently owns and uses such assets.

3.14 Legal Proceedings; Orders

3.14.1 Except as set forth in Part 3.14 of the Disclosure Letter, there is no pending Proceeding:

3.14.1.1 that has been commenced by or against the Company or that otherwise relates to or may affect the business of, or any of the assets owned or used by, the Company; or

3.14.1.2 that challenges, or that should have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

3.14.2 To the Knowledge of the Company, (1) no such Proceeding has been Threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. The Company has delivered to Open Energy copies of all pleadings, correspondence, and other documents relating to each Proceeding listed in Part 3.14 of the Disclosure Letter.

3.14.3 To the Knowledge of the Company, except as set forth in Part 3.14 of the Disclosure Letter:

3.14.3.1 there is no Order to which any of the Company, or any of the assets owned or used by any of the Company, is subject;

3.14.3.2 none of the Sellers are subject to any Order that relates to the business of, or any of the assets owned or used by, any of the Company; and

3.14.3.3 no officer, director, agent, or employee of the Company is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of any of the Company.

3.14.4 To the Knowledge of the Company, except as set forth in Part 3.14 of the Disclosure Letter:

3.14.4.1 the Company is, and has been, in full compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject;

3.14.4.2 no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which the Company, or any of the assets owned or used by the Company, is subject; and

3.14.4.3 the Company has not received, any actual, specific notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which the Company, or any of the assets owned or used by the Company, is or has been subject.

3.15 Absence of Certain Changes and Events. Except as set forth in Part 3.15 of the Disclosure Letter, since the date of the Balance Sheet, the Company has conducted its business only in the Ordinary Course of Business and there has not been any:

3.15.1 change in the Company's authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of the Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by the Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

3.15.2 amendment to the Organizational Documents of the Company;

3.15.3 payment or increase by the Company of any bonuses, salaries, or other compensation to any stockholder, director, officer, or (except in the Ordinary Course of Business) employee or entry into any employment, severance, or similar Contract with any director, officer, or employee;

3.15.4 adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of the Company;

3.15.5 damage to or destruction or loss of any asset or property of the Company, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of the Company, taken as a whole;

3.15.6 entry into, termination of, or receipt of actual, specific notice of termination of (i) any license, broker, agent, sales representative, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to the Company of at least $10,000 or (iii) termination of any client which represents annual commissions exceeding $10,000;

3.15.7 sale, lease, or other disposition of any asset or property of the Company or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of the Company, including the sale, lease, or other disposition of any of the Intellectual Property Assets;

3.15.8 cancellation or waiver of any claims or rights;

3.15.9 material change in the accounting methods used by the Company; or

3.15.10 agreement, whether oral or written, by the Company to do any of the foregoing.

3.16 Contracts; No Defaults.

3.16.1 Part 3.16.1 of the Disclosure Letter contains a complete and accurate list, and the Company has delivered to Open Energy true and complete copies, of:

3.16.1.1 each Applicable Contract (other than insurance policies procured for clients and customers) that involves performance of services or delivery of goods or materials by the Company of an amount or value in excess of $10,000;

3.16.1.2 each Applicable Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of the Company in excess of $10,000;

3.16.1.3 each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property of the Company (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $5,000 and with terms of less than one year);

3.16.1.4 each licensing agreement or other Applicable Contract with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets;

3.16.1.5 each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

3.16.1.6 each joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by the Company with any other Person;

3.16.1.7 each Applicable Contract containing covenants that in any way purport to restrict the business activity of the Company or any Affiliate of the Company or limit the freedom of the Company to engage in any line of business or to compete with any Person;

3.16.1.8 each agreement defining the terms and conditions of employment for any employee of the Company;

3.16.1.9 each Applicable Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

3.16.1.10 each power of attorney that is currently effective and outstanding;

3.16.1.11 each Applicable Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by the Company to be responsible for consequential damages;

3.16.1.12 each Applicable Contract for capital expenditures in excess of $10,000;

3.16.1.13 each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by the Company other than in the Ordinary Course of Business; and

3.16.1.14 each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

3.16.2 Part 3.16.2 of the Disclosure Letter sets forth reasonably complete details concerning such Contracts, including the parties to the Contracts, the amount of the remaining commitment of the Company under the Contracts, and the Company's office where details relating to the Contracts are located.

3.16.3 Except as set forth in Part 3.16.3 of the Disclosure Letter:

3.16.3.1 none of the Sellers (and no Related Person of any Seller) has or may acquire any rights under, and none of the Sellers has or may become subject to any obligation or liability under, any Contract that relates to the business of, or any of the assets owned or used by, the Company; and

3.16.3.2 to the Knowledge of the Company, no officer, director, agent, employee, consultant, or contractor of the Company is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor to (A) engage in or continue any conduct, activity, or practice relating to the business of the Company, or (B) assign to the Company or to any other Person any rights to any invention, improvement, or discovery.

3.16.4 to the Knowledge of the Company and except as set forth in Part 3.16.4 of the Disclosure Letter, each Contract identified or required to be identified in Part 3.16.1 of the Disclosure Letter is in full force and effect and is valid and enforceable in accordance with its terms.

3.16.5 to the Knowledge of the Company and except as set forth in Part 3.16.5 of the Disclosure Letter:

3.16.5.1 the Company is, and has been, in full compliance with all applicable terms and requirements of each Contract under which the Company has or had any obligation or liability or by which such Company or any of the assets owned or used by the Company is or was bound;

3.16.5.2 each other Person that has or had any obligation or liability under any Contract under which the Company has or had any rights is, and has been, in full compliance with all applicable terms and requirements of such Contract;

3.16.5.3 no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give the Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; and

3.16.5.4 the Company has not given to or received from any other Person, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Contract.

3.16.5.5 there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Company under current or completed Contracts with any Person and, to the Knowledge of the Company, no such Person has made written demand for such renegotiation.

3.16.5.6 the Contracts relating to the sale, design, or provision of products or services by the Company have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

3.17 Insurance. The Company maintains in full force and effect such types and amounts of insurance issued by insurers of recognized responsibility insuring its business and properties, under such policies, in such amounts and against such losses and risks as are listed in the Disclosure Schedule. Such policies cover such risks and are maintained in such amounts as are usually carried by persons engaged in the same or similar business. The Company has furnished the Purchaser with a list, as Part 3.17 of the Disclosure Letter, which sets forth a brief description of all policies of fire, liability and other forms of insurance currently maintained in force by the Company. The Company has maintained since its inception product liability insurance in scope and amount adequate to protect the Company from potential claims and at least consistent with the industry standards. Since the inception of the Company there has been no material product liability claims asserted against the Company.

3.18 Environmental Matters To the Knowledge of the Company and except as set forth in Part 3.18 of the Disclosure Letter, the Company is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any environmental law. The Company has no Knowledge of and has not received any actual or Threatened order, notice, or other communication from (i) any Governmental Body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any environmental law, or of any actual or Threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which the Company has or had an interest.

3.19 Employees

3.19.1 Part 3.19 of the Disclosure Letter contains copies of all employment agreements to which any employee of the Company is a party and a complete and accurate list of the following information for each employee or director of the Company, including each employee on leave of absence or layoff status: employer; name; job title; current compensation paid or payable and any change in compensation since January 1, 2004; vacation accrued; and service credited for purposes of vesting and eligibility to participate under the Company’ pension, retirement, profit-sharing, thrift-savings, deferred compensation, stock bonus, stock option, cash bonus, employee stock ownership (including investment credit or payroll stock ownership), severance pay, insurance, medical, welfare, or vacation plan, other Employee Pension Benefit Plan or Employee Welfare Benefit Plan, or any other employee benefit plan or any Director Plan.

3.19.2 To the Knowledge of the Company, no employee or director of the Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition, or proprietary rights agreement, between such employee or director and any other Person ("Proprietary Rights Agreement") that in any way adversely affects or will affect (i) the performance of his or her duties as an employee or director of the Company, or (ii) the ability of the Company to conduct its business, including any Proprietary Rights Agreement with the Company by any such employee or director. To the Knowledge of the Company, no director, officer, or other key employee of the Company intends to terminate his or her employment with the Company.

3.20 Labor Relations; Compliance. The Company has not been a party to any collective bargaining or other labor Contract. There has not been, there is not presently pending or existing, and there is not Threatened, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any Proceeding against or affecting the Company relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, organizational activity, or other labor or employment dispute against or affecting the Company or its premises, or (c) any application for certification of a collective bargaining agent. To the Knowledge of the Company, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute. To the Knowledge of the Company, the Company has complied in all material respects with all Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and plant closing. To the Knowledge of the Company, the Company is not liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

3.21 Intellectual Property.

3.21.1 Definition. The term "Intellectual Property Assets" includes any of the following which the Company owns, uses, has an ownership interest in, or is licensed by the Company as licensor or licensee:

3.21.1.1 the name WaterEye Corporation and all fictional business names, trading names, registered and unregistered trademarks, service marks, and applications currently used by the Company (collectively, "Marks");

3.21.1.2 all patents, patent applications, and inventions, discoveries and other items or processes or materials that may be patentable (collectively, "Patents");

3.21.1.3 all copyrights in both published works and unpublished works (collectively, "Copyrights"); and

3.21.1.4 all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, "Trade Secrets");

3.21.2 Agreements. Part 3.21.2 of the Disclosure Letter contains a complete and accurate list, including any royalties paid or received by the Company, of all Contracts relating to the Intellectual Property Assets to which the Company is a party or by which the Company is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commercially available software programs with a value of less than $1,000 under which the Company is the licensee. There are no outstanding and, to the Knowledge of the Company, no Threatened disputes or disagreements with respect to any such agreement.

3.21.3 Necessary Know-How. The Intellectual Property Assets are all those necessary for the operation of the Company's business as currently conducted. The Company is the owner or Licensee of all right, title, and interest in and to each of the Intellectual Property Assets necessary to operate the Company’s business as currently conducted, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims, and has the right to use without payment to a third party all of the Intellectual Property Assets.

3.21.4 Trademarks. Part 3.21.4 of the Disclosure Letter contains a complete and accurate list of all registered Marks.

3.21.5 Copyrights. Part 3.21.5 of the Disclosure Letter contains a complete and accurate list of all registered Copyrights.

3.21.6 Patents. Part 3.21.6 of the Disclosure Letter contains a complete and accurate list of all Patents.

3.21.7 Trade Secrets.

3.21.7.1 The Company believes that it has taken all reasonable precautions to protect the secrecy and confidentiality of the Company’s Trade Secrets.

3.21.7.2 The Company has good title and an absolute (but not necessarily exclusive) right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, and, to the Knowledge of the Company, have not been used, divulged, or appropriated either for the benefit of any Person (other than the Company) or to the detriment of the Company. To the Company’s Knowledge, no Trade Secret is subject to any adverse claim.

3.22 Certain Payments. To the Knowledge of the Company, neither the Company, nor any director, officer, agent, or employee of the Company, or to the Company’s Knowledge, any other Person associated with or acting for or on behalf of the Company, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any Affiliate of the Company, or (iv) in violation of any Legal Requirement, (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company.

3.23 Disclosure

3.23.1 No representation or warranty of the Company or Sellers in this Agreement and no statement in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

3.23.2 No notice given pursuant to Section 5.5 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.

3.23.3 There is no fact known to the Company or the Management Sellers that has specific application to them (other than general economic or industry conditions) and that materially adversely affects or, as far as any of them can reasonably foresee, materially threatens, the assets, business, prospects, financial condition, or results of operations of the Company that has not been set forth in this Agreement or the Disclosure Letter.

3.24 Relationships with Related Persons. Except as set forth in Part 3.24 of the Disclosure Letter, neither Sellers nor any Related Person of any Seller or of the Company has, or since March 1, 2003 has had, any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Company's businesses. Except as set forth in Part 3.24 of the Disclosure Letter, neither Sellers nor any Related Person of any Seller or of the Company is, or since March 1, 2003 has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with the Company, or (ii) engaged in competition with the Company with respect to any line of the products or services of the Company (a "Competing Business") in any market presently served by the Company except for less than one percent of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market. Except as set forth in Part 3.24 of the Disclosure Letter, neither Sellers nor any Related Person of any Seller or of the Company is a party to any Contract with, or has any claim or right against, the Company.

3.25 Brokers or Finders. Neither Sellers, nor the Company, nor their agents, have incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

4
Representations and Warranties of Open Energy and Buyer. Buyer and Open Energy jointly and severally represent and warrant to the Sellers and the Company as follows and acknowledge that the Sellers and the Company are relying upon the following representations and warranties in connection with the acquisition of the Open Energy Merger Shares pursuant to the Merger which representations shall be true and correct on the date hereof and on the Merger Closing Date.

4.1 Organization, Standing and Authority

4.1.1 Open Energy is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Nevada. Each of them has all requisite corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, execute and deliver this Agreement, and to perform its respective obligations under and consummate the Contemplated Transactions. Each of them is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

4.1.2 Buyer has delivered to Company copies of the Organizational Documents of Buyer, as currently in effect and as they will be in effect at the Merger Closing.

4.1.3 Part 4.1.3 of the Open Energy Disclosure Letter sets forth a list of officers and directors of Buyer, as they will be in effect at the Merger Closing, and effective Time of the Merger.

4.2 Execution and Delivery. The execution, delivery and performance of this Agreement by Open Energy and Buyer and the consummation of the Contemplated Transactions by Open Energy and Buyer have been duly and validly authorized by all necessary corporate action on the part of Open Energy and Buyer. This Agreement has been duly executed and delivered by Open Energy and Buyer and constitutes the valid and legally binding obligation of Open Energy and Buyer, enforceable against them in accordance with its terms.

4.3 Compliance with Laws. Neither Open Energy nor Buyer is in material violation of any Federal, state, local or foreign law, ordinance or regulation or any other requirement of any governmental or regulatory body, court or arbitrator applicable to its business, and neither Open Energy nor Buyer has Knowledge of any circumstances or events which would prevent any of them from consummating the transactions contemplated hereby in accordance with the terms of this Agreement.

4.4 Consents and Approvals. The execution and delivery by Open Energy and Buyer of this Agreement, the performance by Open Energy and Buyer of their obligations hereunder, and the consummation by Open Energy and Buyer of the transactions contemplated hereby do not require Open Energy and Buyer to obtain any consent, approval or action of, or make any filing with or give any notice to, any corporation, person or firm or any public, governmental or judicial authority.

4.5 No Breach. The execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions in accordance with the terms hereof will not (i) violate any provision of the Articles of Incorporation or Bylaws of Open Energy or Buyer; (ii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of or otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default (by way of substitution, novation or otherwise) under, any contract or other agreement to which Open Energy or Buyer is a party or by or to which they or any of their assets or properties may be bound or subject, the impact of which, individually or in the aggregate would cause a Material Adverse Change in the assets, properties, business, operations or conditions (financial or otherwise) of Open Energy and Buyer taken as a whole; (iii) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, or any agreement with, or condition imposed by any governmental or regulatory body binding upon Open Energy or Buyer or upon the securities, assets or business of Open Energy and Buyer or (iv) violate any statute, law or regulation of any jurisdiction or governmental or regulatory body as such statute, law or regulation relates to Open Energy and Buyer or to the securities, assets or business of Open Energy or Buyer.

4.6 Open Energy Financial Statements. Open Energy has furnished the Company with true and complete copies of its audited financial statements as contained in Form 10KSB for the year ending May 31, 2006 (the "Open Energy Financial Statements") and its interim financial statements as set forth on its Form 10QSB for the three-month period ending August 31, 2006. The Open Energy Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly in all material respects the consolidated financial position of Open Energy and the results of its consolidated operations as of the dates indicated and for the periods then ended. Since August 31, 2006 there has been no Material Adverse Change in the assets, liabilities, properties, business, operations or conditions (financial or otherwise) of Open Energy and its subsidiaries and affiliates taken as a whole.

4.7 Open Energy Stock.

4.7.1 Dividends. Open Energy has not paid or declared any dividend on the Open Energy common stock.

4.7.2 Issuance of Open Energy Merger Shares. The issuance of the Open Energy Merger Shares has been duly approved by the Board of Directors of Open Energy and no further corporate or other approvals are required as a precondition to the valid issuance of the Open Energy Merger Shares. Upon the issuance and delivery to Sellers of the Open Energy Merger Shares after the effectiveness of the Merger, the Open Energy Merger Shares will be legally and validly issued, fully paid and non-assessable shares of the capital stock of Open Energy. Based in part on the accuracy of the representations in Section 5.8 of this Agreement, the Open Energy Merger Shares will be issued in compliance with all applicable federal and state securities laws.

4.7.3 Investment Intent. Open Energy is acquiring the WaterEye Shares without a view to, or in connection with, any distribution thereof in violation of the securities registration requirements of the Securities Act or the requirements of the Exchange Act.

4.8 SEC Filings and Public Disclosures.

4.8.1 Open Energy has timely filed with the United States Securities and Exchange Commission (the "SEC") all periodic reports required to be filed pursuant to the requirements of the Exchange Act, as amended (the "Periodic Reports") and has complied in all material respects with its obligations ("Disclosures of Material Information"). During the period covered by the Open Energy Financial Statements, none of the Periodic Reports (specifically including but not limited to the Open Energy Financial Statements) or Disclosures of Material Information contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein, in light of the circumstances in which they were made, not misleading.

4.8.2 Open Energy has furnished the Company (and will furnish to the Company in the case of such filings made after the date hereof) with true and correct copies of its 2006 10-KSB statement and all 8-K and 10-QSB statements filed with the SEC since May 31, 2006, and prior to the Merger Closing Date. Open Energy will furnish Company with true and correct copies of all its filings with the SEC promptly after filing.

4.9 Capitalization. The authorized equity securities of Open Energy consist of 1,125,000,000 shares of common stock, $.001 par value, of which 77,507,487 shares are issued and outstanding. All of the outstanding equity securities of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding equity securities or other securities of Open Energy was issued in violation of the Securities Act or any other Legal Requirement. Except as shown in its SEC filings, public disclosures and on Part 4.9 of the Open Energy Disclosure Letter, (i) there are no Contracts relating to the issuance, sale or transfer of any equity securities or other securities of Open Energy; (ii) Open Energy does not own or have any Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business, except as disclosed in the Open Energy Financial Statements.

4.10 Reorganization. Neither Open Energy nor any of its Subsidiaries, including Buyer, has taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Open Energy does not have any knowledge of any fact or circumstance that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5	Covenants of the Company and the Sellers

5.1 Access and Investigation. Between the date of this Agreement and the Merger Closing Date, the Company and its Representatives will (a) afford Open Energy and its Representatives and prospective lenders and their Representatives (collectively, “Open Energy's Advisors”) full and free access to the Company's personnel with due regard for the confidentiality of this Agreement, properties, contracts, books and records, and other documents and data, (b) furnish Open Energy and Open Energy's Advisors with copies of all such contracts, books and records, and other existing documents and data as Open Energy may reasonably request, and (c) furnish Open Energy and Open Energy's Advisors with such additional financial, operating, and other data and information as Open Energy may reasonably request.

5.2 Operation of the Business of the Company. Except as set forth in Part 5.2 of the Disclosure Letter between the date of this Agreement and the Merger Closing Date, the Company will, and the Management Sellers will cause the Company to:

5.2.1 conduct the business of the Company only in the Ordinary Course of Business;

5.2.2 use its Best Efforts to preserve intact the current business organization of the Company, keep available the services of the current officers, employees, and agents of the Company, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with the Company;

5.2.3 confer with Open Energy concerning operational matters of a material nature;

5.2.4 not change its accounting procedures and practices;

5.2.5 not license, sell, dispose of or encumber any of its business or assets;

5.2.6 not create, assume or guarantee any indebtedness;

5.2.7 not declare any cash dividend to its stockholders, or declare any stock split, stock dividend or engage in any recapitalization; and

5.2.8 otherwise report periodically to Open Energy concerning the status of the business, operations, and finances of the Company.

5.3 Negative Covenant. Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Merger Closing Date, the Company will not and the Sellers will not, and will cause the Company not to, without the prior consent of Open Energy, take any affirmative action, or fail to take any reasonable action within their or its control, as a result of which any of the changes or events listed in Section 3.15 is likely to occur, except that the Company may take all necessary action to amend its Certificate of Incorporation to the extent necessary to eliminate any conflict between the provisions of the Certificate of Incorporation and this Agreement with respect to the Merger and the Contemplated Transactions.

5.4 Required Approvals. As promptly as practicable after the date of this Agreement, Sellers and the Company will make all filings required by Legal Requirements to be made by them in order to consummate the Contemplated Transactions. Between the date of this Agreement and the Merger Closing Date, Sellers and the Company will cooperate with Open Energy with respect to all filings that Open Energy elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions.

5.5 Notification. Between the date of this Agreement and the Merger Closing Date, the Company will promptly notify Open Energy in writing if Sellers or the Company become aware of any fact or condition that causes or constitutes a Breach of any of the Company’s or the Sellers’ representations and warranties as of the date of this Agreement, or if Sellers or the Company become aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Disclosure Letter if the Disclosure Letter were dated the date of the occurrence or discovery of any such fact or condition, the Company will promptly deliver to Open Energy a supplement to the Disclosure Letter specifying such change. During the same period, the Company will promptly notify Open Energy of the occurrence of any Breach of any covenant of the Company or Sellers in this Section 5 or of the occurrence of any event that may make the satisfaction of the conditions in Section 7 impossible or unlikely.

5.6 No Negotiation.

5.6.1 Until such time, if any, as this Agreement is terminated pursuant to Section 9, neither the Company nor the Sellers will, or permit their Representatives to directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Open Energy) relating to any transaction involving the sale of the business or assets (other than in the Ordinary Course of Business) of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company (any such proposal, an “Acquisition Proposal”); provided, however, that prior to receipt by the Company, in accordance with the DGCL, of affirmative votes or written consents from Company stockholders holding a sufficient number of WaterEye Shares to adopt this Agreement and the Merger provided for herein, the Company’s Board of Directors may take the foregoing actions described in this Section 5.6 if they have been advised in an opinion of reputable legal counsel that such actions are required to discharge the Company’s directors’ fiduciary duties under applicable Legal Requirements and the Company’s Board of Directors concludes in good faith (after consultation with the Company’s financial adviser) that an Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal; provided further, that the aforementioned right to take the foregoing actions in respect of a Superior Proposal shall terminate immediately upon receipt by the Company or its agent, in accordance with the DGCL, of affirmative votes or written consents from Company stockholders holding a sufficient number of WaterEye Shares to adopt this Agreement and the Merger provided for herein. The Company will notify the Buyer immediately if any Person makes an Acquisition Proposal; provided further that prompt notice will be delivered by the Company to Buyer upon the determination by the Company’s Board of Directors that any such Acquisition Proposal constitutes a Superior Proposal. The Company has not and will not disclose the existence of this Agreement prior to public disclosure of the Agreement.

5.6.2 Notwithstanding anything to the contrary set forth in this Agreement, Buyer shall have the right and option, exercisable by Buyer by delivery of its written notice to the Company on or before the fifth business day following Buyer’s receipt of written notice from the Company of the determination by its Board of Directors that an Acquisition Proposal constitutes a Superior Proposal, to match the terms and conditions of the Superior Proposal and to effect the acquisition of the Company and/or the other transactions proposed in the Superior Proposal on terms and subject to the conditions set forth in the Superior Proposal. No modifications or amendments may be made to any Superior Proposal after notice has been given to Buyer of the existence of such Superior Proposal without affording to Buyer the right and option, upon terms and in accordance with the conditions set forth above in this Section 5.6.2, to effect a transaction upon the terms of such Superior Proposal, as modified.

5.7 Best Efforts. Between the date of this Agreement and the Merger Closing Date, the Management Sellers and the Company will use their Best Efforts to cause the conditions in Section 7 to be satisfied.

5.8 Investment Representations. Each Seller represents, warrants and covenants to Open Energy that Sellers are acquiring the Open Energy Merger Shares for their own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act. Except as set forth in Part 5.8 of the Disclosure Letter, each of the Sellers is either (i) an "accredited investor(s)" as such term is defined in Rule 501(a) under the Securities Act, or (ii) has such knowledge and experience in financial and business matters that he, she or it is capable of evaluating the merits and risks of acquiring Open Energy Merger Shares.

5.9 Stockholder Approval. The Company shall take, consistent with applicable Legal Requirements and the Company’s Certificate of Incorporation and Bylaws, all actions necessary to solicit as promptly as practicable the approval of the Company’s stockholders of the Merger and this Agreement and all other transaction documents for which stockholder approval is required under the Company’s Certificate of Incorporation, Bylaws or applicable Legal Requirements. Consistent with applicable Legal Requirements, the Board of Directors of the Company shall recommend approval of the Merger, this Agreement and all other transaction documents for which stockholder approval is required, and the Company shall take all lawful action to solicit such approval.

6	Covenants of Buyer and Open Energy

6.1 Approvals of Governmental Bodies. As promptly as practicable after the date of this Agreement, Open Energy will, and will cause each of its Related Persons to, make all filings required by Legal Requirements to be made by them to consummate the Contemplated Transactions. Between the date of this Agreement and the Merger Closing Date, Open Energy will, and will cause each Related Person to, cooperate with the Company and the Sellers with respect to all filings that the Company or the Sellers are required by Legal Requirements to make in connection with the Contemplated Transactions, and (ii) cooperate with the Company in obtaining all consents identified in Part 3.2 of the Disclosure Letter; provided that this Agreement will not require Open Energy or Buyer to dispose of or make any change in any portion of its business or to incur any other burden that will cause a Material Adverse Change to either company to obtain a Governmental Authorization.

6.2 Notification. Between the date of this Agreement and the Merger Closing Date, Open Energy will promptly notify the Company in writing if Open Energy becomes aware of any fact or condition that causes or constitutes a Breach of any of Open Energy’ representations and warranties as of the date of this Agreement, or if Open Energy becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Open Energy Disclosure Letter if the Open Energy Disclosure Letter were dated the date of the occurrence or discovery of any such fact or condition, Open Energy will promptly deliver to the Company a supplement to the Open Energy Disclosure Letter specifying such change. During the same period, Open Energy will promptly notify the Company of the occurrence of any Breach of any covenant of Open Energy in this Section 6 or of the occurrence of any event that may make the satisfaction of the conditions in Section 8 impossible or unlikely.

6.3 Best Efforts. Except as set forth in the proviso to Section 6.1, between the date of this Agreement and the Merger Closing Date, each of Open Energy and Buyer will use its Best Efforts to cause the conditions in Section 8 to be satisfied.

6.4 Reorganization. During the period from the date of this Agreement through the Effective Time, unless the Company shall otherwise agree in writing, neither Open Energy or any of its Subsidiaries (including, without limitation, Buyer) shall take or fail to take any action which action or failure would jeopardize the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code; or otherwise cause them to be able to provide the tax certificate described in Section 8.5 of this Agreement.

6.5  Indemnification. Open Energy and the Buyer agree and Open Energy shall cause the Surviving Corporation (and any survivor to the Surviving Corporation if it shall not longer exist) to agree that all rights to indemnification or exculpation in favor of officers, directors, employees and agents of the Company as provided in any indemnification agreements as in effect on the date of this Agreement, shall continue in full force and effect for a period of one (1) year after the Merger Closing, or such later date on which any claim made within such one-year period is finally resolved or adjudicated. Open Energy and Buyer further agree that for a period of one (1) year following completion of the Merger, Open Energy shall cause the Articles of Incorporation and Bylaws (or any similar organization documents) of the Surviving Corporation and its subsidiaries to contain indemnification and exculpation provisions no less favorable than the indemnification and exculpation provisions contained in the Company’s Certificate of Incorporation and Bylaws immediately prior to the Merger and that the Surviving Corporation shall not amend, repeal or otherwise modify such provisions of the Articles of Incorporation or Bylaws in any manner.

7
Conditions Precedent to Buyer's Obligation to Close. Open Energy’s and Buyer’s obligations to acquire the WaterEye Shares and to take the other actions required to be taken by Open Energy and Buyer at the Merger Closing are subject to the satisfaction, at or prior to the Merger Closing, of each of the following conditions (any of which may be waived by Open Energy, in whole or in part):

7.1 Accuracy of Representations. All of Sellers’ and the Company’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall be accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Merger Closing Date as if made on the Merger Closing Date, without giving effect to any supplement to the Disclosure Letter.

7.2 Sellers' and the Company’s Performance

7.2.1 All of the covenants and obligations that Sellers and the Company are required to perform or to comply with pursuant to this Agreement at or prior to the Merger Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been duly performed and complied with in all material respects.

7.2.2 Each document required to be delivered pursuant to Section 2.4 must have been delivered, and each of the other covenants and obligations in Sections 5.4 and 5.5 must have been performed and complied with in all material respects.

7.2.3 The resolutions approving this Agreement and the Merger shall have been adopted by the affirmative vote of the holders of at least 90% of the WaterEye Shares entitled to vote on the Merger and this Agreement, copies of which resolutions, certified by the Secretary of the Company are set forth in Part 3.2.1 of the Disclosure Letter.

7.3 Consents. Each of the Consents identified in 3.2 of the Disclosure Letter must have been obtained and must be in full force and effect.

7.4 Additional Documents. Each of the following documents must have been delivered to Open Energy: such other documents as Open Energy may reasonably request for the purpose of (i) evidencing the accuracy of any of the Company’s and Sellers' representations and warranties, (ii) evidencing the performance by either Sellers or the Company of, or the compliance by either Sellers or the Company with, any covenant or obligation required to be performed or complied with by such Sellers or the Company, (iii) evidencing the satisfaction of any condition referred to in this Section 7, or (iv) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.

7.5 No Proceedings. Since the date of this Agreement, there must not have been commenced or Threatened against Open Energy or Buyer, or against any Person affiliated with Open Energy, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

7.6 No Claim Regarding Stock Ownership or Sale Proceeds. There must not have been made or Threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any stock of, or any other voting, equity, or ownership interest in, any of the Company, or (b) is entitled to all or any portion of the Merger consideration payable for the WaterEye Shares.

7.7 No Prohibition. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Open Energy or any Person affiliated with Open Energy to suffer any Material Adverse Change under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body.

7.8 Amendment of Company’s Certificate of Incorporation. The Company shall have amended its Certificate of Incorporation to the extent necessary to eliminate any conflict between the provisions of the Certificate of Incorporation and this Agreement with respect to the Merger and the Contemplated Transactions.

8
Conditions Precedent to the Company’s and Sellers' Obligation to Close. The Company’s and Sellers' obligations to take the actions required to be taken by Company and Sellers at the Merger Closing are subject to the satisfaction, at or prior to the Merger Closing, of each of the following conditions (any of which may be waived by the Company and Sellers, in whole or in part):

8.1 Accuracy of Representations. All of the representations and warranties of Buyer and Open Energy in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement and must be accurate in all material respects as of the Merger Closing Date as if made on the Merger Closing Date.

8.2 Performance by Buyer and Open Energy

8.2.1 All of the covenants and obligations that Buyer and Open Energy are required to perform or to comply with pursuant to this Agreement at or prior to the Merger Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been performed and complied with in all material respects.

8.2.2 Buyer and Open Energy shall have delivered each of the documents required to be delivered by Buyer and Open Energy pursuant to Sections 2.4.2.2 and 2.4.2.3 and shall have delivered the Open Energy Merger Shares pursuant to Sections 2.4.2.1 and 2.6.

8.3 Consents. Each of the Consents identified in the Open Energy Disclosure Letter, if any, shall have been obtained and must be in full force and effect.

8.4 Additional Documents. Open Energy shall have caused the following documents to be delivered to the Company: such other documents as the Sellers or the Company may reasonably request for the purpose of (i) evidencing the accuracy of any representation or warranty of Open Energy or Buyer, (ii) evidencing the performance by Open Energy or Buyer of, or the compliance by Open Energy or Buyer with, any covenant or obligation required to be performed or complied with by Open Energy or Buyer, (iii) evidencing the satisfaction of any condition referred to in this Section 8, or (iv) otherwise facilitating the consummation of any of the Contemplated Transactions.

8.5 Tax Certificate. On the Closing Date, Open Energy and Buyer shall deliver to the Stockholders’ Representative a tax certificate in form approved by counsel for the Company supporting treatment of the Merger as a tax-free reorganization pursuant to Section 368(a)(2)(D) of the Code.

8.6 No Injunction. There shall not be in effect any Legal Requirement or any injunction or other Order that (a) prohibits the Merger and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

8.7 No Proceedings. Since the date of this Agreement, there must not have been commenced or Threatened against the Company, or against any Person affiliated with the Company, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

8.8  Amendment of Certificate of Incorporation. The Company shall have amended its Certificate of Incorporation to the extent necessary to eliminate any conflict between the provisions of the Certificate of Incorporation and this Agreement with respect to the Merger and the Contemplated Transactions.

8.9 Stockholder Approval. This Agreement, the Merger and the transactions contemplated hereby shall have been approved by the Company’s stockholders by the requisite vote under the DGCL and the Company’s Certificate of Incorporation, as amended.

9	Termination

9.1 Termination Events. This Agreement may, by notice given prior to or at the Merger Closing, be terminated:

9.1.1 by either Open Energy or by the Company if a material Breach of any provision of this Agreement has been committed by the other party and such Breach has not been waived (provided, however, that any Breach by any of the Sellers shall not permit the Company to so terminate);

9.1.2 by Open Energy if any of the conditions in Section 7 has not been satisfied as of the Merger Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Open Energy or Buyer to comply with their obligations under this Agreement) and Open Energy has not waived such condition on or before the Merger Closing Date;

9.1.3 by the Company, if any of the conditions in Section 8 have not been satisfied as of the Merger Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Company or the Sellers to comply with their obligations under this Agreement) and the Company has not waived such condition on or before the Merger Closing Date;

9.1.4 by the Company if the Board of Directors of the Company accepts a Superior Proposal pursuant to Section 5.6.1 and Open Energy has not matched such Superior Proposal pursuant to Section 5.6.2;

9.1.5 by mutual consent of the Company and Open Energy; or

9.1.6 by either Open Energy or the Company if the Merger Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) (provided, however, that any Breach by the Sellers shall not permit the Company to so terminate) on or before December 31, 2006, or such later date as Open Energy and the Company may agree upon.

9.2 Effect of Termination. Each party's right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 11.1 and 11.3 will survive; provided, however, that if this Agreement is terminated by a party because of the Breach of the Agreement by the other party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

10	Indemnification; Remedies

10.1 Survival. All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Letter, the supplements to the Disclosure Letter, the Open Energy Disclosure Letter, the supplements to the Open Energy Disclosure Letter and any certificate or document delivered pursuant to this Agreement will survive the Merger Closing for a period of one (1) year.

10.2 Indemnification and Payment of Damages by the Sellers. The Sellers will indemnify and hold harmless Open Energy and Buyer and their respective Representatives, stockholders, controlling persons, and affiliates (collectively, the “Indemnified Persons”) for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage (including incidental and consequential damages), or expense (including costs of investigation and defense and reasonable attorneys' fees), whether or not involving a third-party claim, but in all events after deduction for any tax benefit arising out of the circumstances that gave rise to the underlying loss, liability, claim, damage or expense (collectively, “Damages”), arising, directly or indirectly, from or in connection with:

10.2.1 any Breach of any representation or warranty made by the Company or Sellers in this Agreement or any other certificate or document delivered by the Company or Sellers pursuant to this Agreement;

10.2.2 any Breach of any representation or warranty made by the Company or Sellers in this Agreement as if such representation or warranty were made on and as of the Merger Closing Date;

10.2.3 any Breach by the Company or Sellers of any of their covenants or obligations in this Agreement;

10.2.4 any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with either Sellers or the Company (or any Person acting on their behalf) in connection with any of the Contemplated Transactions;

10.2.5 any Environmental, Health, and Safety Liabilities arising out of or relating to the ownership, operation, or condition at any time on or prior to the Merger Closing Date of the Facilities or any other properties and assets (whether real, personal, or mixed and whether tangible or intangible) in which the Company has or had an interest; and

10.2.6 any exercise of appraisal rights pursuant to Section 262 of the DGCL by a WaterEye stockholder.

provided, however, that notwithstanding anything in this Agreement to the contrary, Sellers do not indemnify Open Energy or Buyer, and Sellers shall have no liability whatsoever to Open Energy or Buyer, for any Damages arising out of or related to the Merger not being treated as a tax-free reorganization for United States federal income tax purposes.

10.3 Indemnification and Payment of Damages by Open Energy. Open Energy will indemnify and hold harmless Sellers, and their respective heirs and legal representatives (collectively, the "Indemnified Sellers") for, and will pay to the Indemnified Sellers the amount of, any loss, liability, claim, damage (including incidental and consequential damages), or expense (including costs of investigation and defense and reasonable attorneys' fees), whether or not involving a third-party claim (collectively, "Damages"), arising, directly or indirectly, from or in connection with:

10.3.1 any Breach of any representation or warranty made by Open Energy or Buyer in this Agreement, or any other certificate or document delivered by Open Energy or Buyer pursuant to this Agreement;

10.3.2 any Breach of any representation or warranty made by Open Energy or Buyer in this Agreement as if such representation or warranty were made on and as of the Merger Closing Date;

10.3.3 any Breach by Open Energy or Buyer of any of their covenants or obligations in this Agreement;

10.3.4 any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with either Open Energy or Buyer (or any Person acting on their behalf) in connection with any of the Contemplated Transactions; and

10.3.5 all liabilities (on an actual, after tax basis) attributable to the operations or transactions of the Company after the Merger Closing Date.

10.4 Indemnity Limitations

10.4.1 Time of Claim. If the Merger Closing occurs, the parties responsible for indemnification under Sections 10.2 and 10.3 (individually an “Indemnifying Party” or collectively, the “Indemnifying Parties”) will have no liability (for indemnification or otherwise) for any claims, whether or not involving a third-party claim, which, but for the passage of time could have been processed as an indemnity claim, unless on or before one (1) year after the Merger Closing Date, the Indemnified Person or Indemnified Seller (individually an “Indemnified Party” or collectively, the “Indemnified Parties”) notifies the Indemnifying Party of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the claimant.

10.4.2 Sellers Indemnity Amount and Payment. The liability of the Sellers to provide indemnity under this Agreement is limited to an amount equal to the value of the General Holdback Stock at the Merger Closing Date. Thirty (30) days after the final determination of the right to and amount of each indemnity claim, if the claim has not been paid in full in cash or other good funds, Open Energy may transfer from the General Holdback Account the number of shares equal in value to the amount of the claim. The number of shares to be transferred shall be determined by dividing the amount of the claim by the higher of the per share value of the General Holdback Stock on the Merger Closing Date or the per share closing bid value of Open Energy common stock on the date of the final determination (or if not a trading day, the next preceding trading day). If the claim is paid in full within thirty days after the final determination, the number of shares which would have been transferable to satisfy the claim shall be released from the General Holdback Account to the Sellers.

10.4.3 Open Energy and Buyer Indemnity Amount and Payment. The liability of Open Energy and Buyer to provide indemnity under this Agreement is limited to an amount equal to the value of the General Holdback Stock at the Merger Closing Date. Within thirty days after the final determination of the right to and amount of each indemnity claim, Open Energy shall either pay the claim in full in cash or other good funds, or transfer to the Indemnified Seller the number of shares equal in value to the amount of the claim. The number of shares to be transferred shall be determined by dividing the amount of the claim by the higher of the per share value of the General Holdback Stock on the Merger Closing Date or the per share closing bid value of Open Energy common stock on the date of the final determination (or if not a trading day, the next preceding trading day).

10.4.4 Deductible. Notwithstanding the foregoing, there shall be a deductible of $50,000 with respect to the Indemnifying Party’s indemnification obligations. Unless said deductible is exceeded, the Indemnifying Party shall have no indemnification obligation hereunder and if said deductible is exceeded, the Indemnifying Party shall only be responsible for that amount which exceeds the $50,000 deductible.

10.4.5 Exclusive Remedy. The remedies provided in this Section 10 are the exclusive remedies available to the Indemnified Parties for any claim which, but for the passage of time could have been processed as an indemnity claim.

10.5 Procedure for Indemnification -- Third Party Claims

10.5.1 Promptly after receipt by an Indemnified Party of notice of the commencement of any Proceeding against it, such Indemnified Party will, if a claim is to be made against an Indemnifying Party under such Section, give notice to the Indemnifying Party of the commencement of such Proceeding and the claim for indemnity, but the failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such action is prejudiced by the Indemnifying Party’s failure to give such notice.

10.5.2 If any Proceeding referred to in Section 10.5.1 is brought against an Indemnified Party and it gives notice to the Indemnifying Party of the commencement of such Proceeding, the Indemnifying Party will be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the Indemnifying Party is also a party to such Proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate, or (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Proceeding, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under this Section 10 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the Indemnifying Party assumes the defense of a Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent (which consent shall not be unreasonably withheld) unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Party, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (iii) the Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an Indemnifying Party of the commencement of any Proceeding and the Indemnifying Party does not, within ten days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Proceeding, the Indemnifying Party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the Indemnified Party.

10.5.3 Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the Indemnifying Party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

10.5.4 The Indemnified Parties hereby consent to the non-exclusive jurisdiction of any court in which a Proceeding may be brought against any Indemnified Party for purposes of any claim that an Indemnified Party may have under this Agreement with respect to such Proceeding or the matters alleged therein.

10.5.5 Notwithstanding any other provision of this Section 10.5, the Indemnified Party must give written notice of its claim for indemnification for the third party claim to the Indemnifying Party within one year following the Merger Closing Date. The notice of indemnity claim shall specify in reasonable detail each individual item of damage, loss, or expense included in the aggregate amount stated, the date each item was paid or properly accrued or the basis for any anticipated liability, and the nature of the misrepresentation, breach of warranty, or claim to which each item is related. The Indemnifying Party shall have thirty (30) days after delivery of the notice of indemnity claim to object in writing to the claim. Notice of objection shall be given within the thirty-day period. If no notice of objection is given, the thirty-first (31st) day after the notice of claim shall be deemed to be the date of the final determination of the right to indemnity.

10.6 Procedure for Indemnification -- Other Claims

10.6.1 A claim for indemnification for any matter not involving a third-party claim may be asserted within one year following the Merger Closing Date by written notice to the Indemnifying Party. The notice of indemnity claim shall specify in reasonable detail each individual item of damage, loss, or expense included in the aggregate amount stated, the date each item was paid or properly accrued or the basis for any anticipated liability, and the nature of the misrepresentation, breach of warranty, or claim to which each item is related.

10.6.2 The Indemnifying Party shall have thirty (30) days after delivery of the notice of indemnity claim to object in writing to the claim. Notice of objection shall be given within the thirty-day period. If no notice of objection is given, the thirty-first (31st) day after the notice of claim shall be deemed to be the date of the final determination of the right to and amount of the indemnity claim and it shall be paid in accordance with the provisions of Section 10.4.

10.7 Dispute Resolution - Indemnity Claims

10.7.1 If the Indemnifying Party has objected in writing to any indemnity claim made pursuant to Section 10.5, 10.6 or in any other manner, Sellers through the Stockholders’ Representative and Open Energy will attempt in good faith to agree on the rights of the respective parties regarding each disputed indemnity claim. If they agree, a memorandum setting forth the agreement will be prepared and signed by both parties and payment will be made in accordance with the memorandum.

10.7.2 If no such agreement can be reached after good faith negotiation, either Buyer or Stockholders’ Representative may demand arbitration of the matter; and in such event the American Arbitration Association will be asked to appoint one arbitrator to rule on the matter, such appointment to be in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. Any such arbitration will be held in San Diego County, California, under the rules of the American Arbitration Association then in effect. The decision of the arbitrator about the validity of any indemnity claim will be binding and conclusive on the Indemnifying Parties and the Indemnified Parties to the agreement; and payments, if any due, will be made in accordance with Section 10.4. Each party to the arbitration will pay its own expenses, and the fee of the arbitrator and the administrative fee of the American Arbitration Association will be paid one half by Indemnifying Party and one half by Indemnified Party. Judgment on any award rendered by the arbitrator may be entered in any court having jurisdiction over the matter.

11	Appointment of the Stockholders’ Representative.

11.1 Powers of Attorney. Effective on the Effective Date, each of the Sellers hereby irrevocably constitutes and appoints Marvin Brown as the Stockholders’ Representative to act as such Person’s true and lawful attorney-in-fact and agent and authorizes the Stockholders’ Representative acting for such Seller and in such Seller’s name, place and stead, in any and all capacities to do and perform every act and thing required or permitted to be done in connection with the transactions contemplated by this Agreement and any agreements executed in connection herewith, as fully to all intents and purposes as such Seller might or could do in person, including, without limitation:

11.1.1 to take any and all action on behalf of the Sellers from time to time as the Stockholders’ Representative may deem necessary or desirable to fulfill the interests and purposes of this Agreement and to engage agents and representatives (including accountants and legal counsel) to assist in connection therewith;

11.1.2 to deliver all notices required to be delivered by the Sellers or any of them;

11.1.3 to receive all notices required to be delivered to the Sellers or any of them;

11.1.4 to negotiate, execute and deliver, and take all actions necessary or advisable, or which may be required, in connection with the General Holdback Stock and General Holdback Account;

11.1.5 to take all actions necessary to handle and resolve claims by Buyer and/or Open Energy against the Sellers under this Agreement (including, without limitation, claims for indemnification) and any agreement executed in connection herewith;

11.1.6 to retain legal counsel in connection with any and all matters referred to herein or relating hereto (which counsel may, but need not, be counsel for the Company);

11.1.7 to make, acknowledge, verify and file on behalf of any Seller applications, consents to service of process and such other documents, undertakings or reports as may be required by any Legal Requirement as determined by the Stockholders’ Representative in his sole discretion after consultation with counsel; and

11.1.8 to make, exchange, acknowledge and deliver all such other contracts, powers of attorney, orders, receipts, notices, requests, instructions, certificates, letters and other writings, and in general to do all things and to take all actions, that the Stockholders’ Representative in his sole discretion may consider necessary or proper in connection with or to carry out the aforesaid, as fully as could the undersigned if personally present and acting.

Each of the Sellers grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the matters described above, as fully to all intents and purposes as said Security Holder might or could do in person, hereby ratifying and confirming all that the Stockholders’ Representative may lawfully do or cause to be done by virtue hereof. EACH SELLER ACKNOWLEDGES THAT IT IS HIS, HER OR ITS EXPRESS INTENTION TO HEREBY GRANT A DURABLE POWER OF ATTORNEY UNTO THE STOCKHOLDERS’ REPRESENTATIVE AND THAT THIS DURABLE POWER OF ATTORNEY IS NOT AFFECTED BY SUBSEQUENT INCAPACITY OF SUCH SELLER EXCEPT AS PROVIDED UNDER DELAWARE LAW. Each of the Sellers further acknowledges and agrees that upon execution of this Agreement, any delivery by the Stockholders’ Representative of any waiver, amendment, agreement, opinion, release of claims, certificate, consent, notice, election or other documents executed by the Stockholders’ Representative pursuant to this Section 11, such Person shall be bound by such documents as fully as if such Person had executed and delivered such documents. Upon the death or incapacity of the Stockholders’ Representative, Sellers that represent more than fifty percent (50%) of the WaterEye Shares shall be entitled to appoint his successor.

Notwithstanding anything herein to the contrary, prior to the Effective Time, Stockholders’ Representative shall furnish such addenda or other instruments reasonably acceptable to Buyer and Open Energy from any WaterEye stockholder to the extent such stockholder is not a signatory to this Agreement agreeing to be bound by the terms and conditions of Section 11 of this Agreement, including the appointment of Stockholders’ Representative, in such capacity, pursuant hereto, so that he, as Stockholders’ Representative, have full power and authority to act for and on behalf of, and to bind by their decisions, all the WaterEye stockholders in accordance with the terms hereof.

11.2 Liability of the Stockholders’ Representative. The Stockholders’ Representative shall not have, by reason of this Agreement or the performance of services as the Stockholders’ Representative, a fiduciary relationship with any Seller. The Stockholders’ Representative shall not be liable to any Seller for any action taken or omitted by him hereunder or under any other document executed or delivered hereunder, or in connection therewith, except that the Stockholders’ Representative shall not be relieved of any liability imposed by law for willful misconduct. The Stockholders’ Representative shall not be liable to any Seller for any apportionment or distribution of payments made by him in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Seller to whom payment was due, but not made, shall be to recover from other Sellers any payment in excess of the amount to which they are determined to have been entitled. The Stockholders’ Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Each of the Sellers acknowledges and agrees that the Stockholders’ Representative shall not be obligated to take any actions and shall be entitled to take such actions as the Stockholders’ Representative deems appropriate in the Stockholders’ Representative’s sole discretion.

11.3 Actions of the Stockholders’ Representative. Each Seller agrees that Buyer and Open Energy shall be entitled to rely on any action taken collectively by the Stockholders’ Representative, on behalf of the Sellers pursuant to Section 11.1 above (each, an “Authorized Action”), and that each Authorized Action shall be binding on each Seller as fully as if such Person had taken such Authorized Action.

12	Tax Matters

12.1 Transfer Taxes. Open Energy shall be responsible for the timely payment of, and shall indemnify and hold harmless Sellers from and against, all Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement, including the Merger. Open Energy shall prepare and file all necessary documentation and Tax Returns with respect to such Transfer Taxes.

12.2 Tax Returns. Except as otherwise provided in Section 12.1 above,

12.2.1 Sellers shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Company for taxable years or periods ending on or before the Merger Closing Date, and Sellers shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. To the extent allowed by law, all such Tax Returns shall be prepared in a manner consistent with past practice.

12.2.2 Open Energy shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Company or Buyer for taxable years or periods ending after the Merger Closing Date, and Open Energy shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. To the extent any Tax shown as due on any such Tax Return is payable by Sellers (taking into account indemnification obligations hereunder), (A) such Tax Return shall be prepared in a manner consistent with the prior practice of the Company unless otherwise required by law; (B) such Tax Return shall be provided to the Stockholders’ Representative at least thirty (30) days prior to the due date for filing such return (or, if required to be filed within forty-five (45) days after the earlier of the Merger Closing Date, as soon as possible following the Merger Closing Date and sufficiently in advance of filing that the Sellers shall have a reasonable opportunity to review and comment on such Tax Return); and (C) the Sellers shall have the right to approve (which approval shall not be unreasonably withheld or delayed) such Tax Return. For this purpose, Sellers’ withholding of approval of a Tax Return based upon Open Energy’s failure to adopt in such Tax Return an alternative reporting position suggested by the Sellers shall be deemed reasonable if the reporting position proposed by the Sellers on such Tax Return is “more likely than not” to prevail as defined in Treas. Reg. Section 1.6662-4(d)(2) (it being understood that such standard shall be applied whether or not the underlying Tax Return is an income Tax Return).

12.3 Computation of Tax Liabilities. To the extent permitted or required by law or administrative practice, the taxable year of the Company which includes the Merger Closing Date shall be treated as closing on the Merger Closing Date. Where it is necessary for purposes of this Agreement to apportion between Sellers and Open Energy the Taxes of the Company or Buyer for a taxable year or period (or portion thereof) that includes but does not end on the Closing Date (a “Straddle Period”) (which is not treated under the immediately preceding sentence as closing on the Merger Closing Date), such liability shall be apportioned between the period deemed to end on the Merger Closing Date, and the period deemed to begin at the beginning of the day following the Merger Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis and not imposed on income or receipts shall be allocated on a daily basis (based upon a fraction the numerator of which is the number of days in the taxable period ending on the Merger Closing Date and the denominator of which is the number of days in the entire taxable period); provided, however, that Taxes allocated to the period prior to the Merger Closing Date shall not be adversely affected by an extraordinary action or transaction or change in the assets or operations of the Company that occurs after the Effective Time. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company. Notwithstanding anything to the contrary in this Agreement, Buyer shall be responsible for any Taxes attributable to the transactions contemplated by this Agreement, including any Taxes arising from the failure of the Merger to qualify as a tax-free reorganization under section 368 of the Code.

12.4 Amended Returns. Open Energy and, after the Merger Closing, Buyer, shall not file or cause to be filed any Tax Return that relates to any Tax period or portion thereof that ends on or before the Merger Closing Date without the consent of the Sellers, which consent shall not be unreasonably withheld or delayed.

12.5 Refunds And Tax Benefits. Any Tax refunds that are received by the Sellers, its affiliates or the Buyer and any amounts credited against Tax to which any of the foregoing become entitled that relate to any Tax period or portion thereof ending on or before the Merger Closing Date shall be for the account of the Sellers, and Open Energy shall pay over to the Sellers any such refund or the amount of any such credit within thirty (30) days after receipt or entitlement thereto. For purposes of this Agreement, the term "refund" shall mean the receipt of cash, an actual reduction in Tax paid and the use of an overpayment as a credit or other Tax offset by Open Energy, its affiliates or the Buyer.

12.6 Tax Proceedings. If any taxing authority conducts any audit or investigation relating to the Company for any taxable period (or portion thereof) beginning prior to the Merger Closing Date, the Sellers may, at their sole election, have the right to represent the Company in such audit or investigation and to provide any response required in connection therewith. In no event shall Open Energy or Buyer settle any audit or investigation relating to any period or portion thereof that ends on or before the Merger Closing Date in a manner which would adversely affect the Company or the Sellers without the prior written consent of the Sellers, which consent shall not be unreasonably withheld or delayed.

12.7 Assistance and Cooperation. After the Merger Closing Date, Sellers and Open Energy shall (and Open Energy shall cause its respective affiliates to) (i) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 12.2, and (ii) cooperate fully in preparing for any audits of, or disputes with any Governmental Body, including any taxing authority, regarding, any Tax Returns of the Company. Such cooperation shall include providing, upon request, as promptly as practicable, such information relating to the Company (including access to books and records) as is reasonably necessary for the filing of any Tax Returns, the making of any election related to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return. Open Energy shall retain all books and records with respect to Taxes pertaining to the Company until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any taxing authority. Open Energy shall and shall cause the Buyer to give the Sellers reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if the Sellers so requests, the Buyer shall allow the Sellers to take possession of such books and records. Open Energy shall cooperate with the Sellers in the conduct of any audit or other proceeding related to Taxes involving the Company for any Tax period (or portion thereof) ending on or before the close of business on the Merger Closing Date and Open Energy, and after the Merger Closing the Buyer, each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Article 12.

13	General Provisions

13.1 Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants. Sellers will pay all amounts payable to finder or investment banker in connection with this Agreement and the Contemplated Transactions. Sellers will cause the Company not to incur any out-of-pocket expenses in connection with this Agreement in excess of $50,000. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

13.2 Public Announcements.  No party shall issue any press release or other public announcement or communication regarding the Contemplated Transactions without the prior approval of Open Energy or the Company, as the case may be, as to the content thereof, which approval shall not be unreasonably withheld, provided, however, Open Energy shall be permitted, subject to prior notice to the Company, to issue a press release or make a public filing if in the judgment of the Company, such disclosure is a Legal Requirement.

13.3 Confidentiality

13.3.1 The parties acknowledge that the Confidentiality Agreement is binding on the parties and is in full force and effect. The terms of the Confidentiality Agreement are incorporated in this Agreement by this reference.

13.3.2 Pursuant to the Confidentiality Agreement, between the date of this Agreement and the Effective Time, Buyer, Open Energy, Sellers, and the Company will maintain in confidence, and will cause the directors, officers, employees, agents, and advisors of Buyer, Open Energy and the Company to maintain in confidence, and not use to the detriment of another party or the Company any written, oral, or other information obtained in confidence from another party or the Company in connection with this Agreement or the Contemplated Transactions, unless (a) there is an exception to the Confidentiality Agreement, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Contemplated Transactions, or (c) the furnishing or use of such information is a Legal Requirement required by or necessary or appropriate in connection with a Proceeding.

13.4 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

If to Sellers:

To the addresses listed on Exhibit A

If to Company:

WaterEye Corporation
406 E. Main Street, Suite A
Grass Valley, CA 95945
Attn: Thomas D. Wolfe
Telecopy: (530) 273-0749

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
400 Capitol Mall, Suite 1700
Sacramento, CA 95814
Attn: Michelle Rowe Hallsten
Telecopy: (916) 441-3583

If to Open Energy or Buyer:

Open Energy Corporation
514 Via de la Valle, Suite 200
Solana Beach, CA 92075
Attn: David Saltman, President & CEO
Telecopy: (858) 794-8811

with copies (which shall not constitute notice) to:

John E. Hart
514 Via de la Valle, Suite 200
Solana Beach, CA 92075
Telecopy: (888) 822-4748

If to the Stockholders’ Representative:

Marvin Brown
P.O. Box 716
Ketchum, ID 83340

with copies (which shall not constitute notice) to:

Thomas D. Wolfe
406 E. Main Street, Suite A
Grass Valley, CA 95945
Telecopy: (530) 273-0749

13.5 Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of California, County of San Diego, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of California, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

13.6 Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

13.7 Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

13.8 Entire Agreement and Modification.  This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

13.9 Disclosure Letter.  In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

13.10 Assignments, Successors, and No Third-Party Rights. Neither Open Energy nor Sellers may assign any of their rights under this Agreement without the prior consent of the other parties, which will not be unreasonably withheld, except that Open Energy may assign any of its rights under this Agreement to any Subsidiary of Open Energy. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

13.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

13.12 Section Headings, Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

13.13 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

13.14 Governing Law. This Agreement will be governed by the laws of the State of Nevada without regard to conflicts of laws principles.

13.15 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Further, each Seller which has not signed this Agreement in the signature blocks set forth below shall be presented with the Joinder Agreement substantially in the form of Exhibit B attached hereto (the “Joinder Agreement”). The parties acknowledge and agree that, upon a Seller’s execution and delivery of the Joinder Agreement, such Seller shall for all purposes become a party to this Agreement, bound by all of the terms, conditions and obligations of this Agreement, the same as if such Seller had executed this Agreement in a signature block set forth below. The Joinder Agreement executed and delivered by the Sellers shall be attached to this Agreement immediately following the signature pages.

{Remainder of Page Intentionally Left Blank}

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement and Plan of Merger as of the date first written above.

Open Energy Corporation		WaterEye Corporation
("Open Energy)		("Company" or “WaterEye”)

By:	/s/ David Saltman	By:	/s/ Thomas D. Wolfe
David Saltman, President & CEO		Thomas D. Wolfe, President & CEO

Open Energy/WE Acquisition Corporation
("Buyer")

By:	/s/ David Saltman
David Saltman, President & CEO

Stockholders’ Representative

/s/ Marvin Brown
Marvin Brown

Sellers

EXHIBIT A

PERSONS SIGNATORY TO AGREEMENT AND PLAN OF MERGER

EXHIBIT B

JOINDER AGREEMENT

[Attached]

JOINDER AGREEMENT
December 21, 2006

By executing and delivering this Joinder Agreement to WaterEye Corporation, a Delaware corporation (the “Company”) the undersigned stockholder of the Company (the “Stockholder”) hereby agrees to become a party to and to be bound by the Agreement and Plan of Merger dated as of December 21, 2006 (the “Merger Agreement”) by and among Open Energy Corporation, a Nevada corporation (“Parent”), Open Energy/WE Acquisition Corporation, a Nevada corporation wholly owned by Parent (“Buyer”), the Company, the persons listed in Exhibit A to the Merger Agreement, including those who agree to be bound by the Merger Agreement by executing this Joinder Agreement (collectively, “Sellers”) and Marvin Brown as Stockholders’ Representative (the “Stockholders’ Representative”).

The Stockholder shall have all of the rights and obligations of a “Seller” under the Merger Agreement. Without limiting the foregoing, the Stockholder hereby agrees to be bound by the indemnification provisions set forth in Sections 2.6 and 10 of the Merger Agreement and the provisions with respect to the appointment of the Stockholders’ Representative set forth in Section 11 of the Merger Agreement.

This Joinder Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed and delivered this Joinder Agreement as of the date first mentioned above.

STOCKHOLDER (if individual(s))

(print name)

(signature)

(print name of joint holder, if any)

(signature)

STOCKHOLDER (If entity such as corporation, partnership, or trust)

(print name of entity)

By:

Name:

Title:

EXHIBIT 2.2.1

SCHEDULE FOR DISTRIBUTION OF OPEN ENERGY MERGER SHARES

Schedule 2.2.1

First, each holder of shares of WaterEye’s Series B Preferred Stock shall receive for each share of WaterEye Series B Preferred Stock held by such holder, the number of shares of Open Energy common stock (“OEGY Shares”) determined by dividing (1) $0.199961 by (2) the VWAP.

Next, each holder of shares of WaterEye’s Series A Preferred Stock shall receive for each share of WaterEye Series A Preferred Stock held by such holder, the number of OEGY Shares determined by dividing (1) $0.050028 by (2) the VWAP.

Next, and before any holder of shares of WaterEye’s Series A Preferred Stock or Series B Preferred Stock receives any additional allocation of OEGY Shares, each holder of shares of WaterEye’s Common Stock shall receive for each share of WaterEye Common Stock held by such holder, the number of OEGY Shares determined by dividing (1) $0.050028 by (2) the VWAP.

Any remaining OEGY Shares shall be allocated pro rata among the holders of WaterEye’s Series A Preferred Stock, Series B Preferred Stock and Common Stock such that each holder shall receive for each share of WaterEye’s Series A Preferred Stock, Series B Preferred Stock and Common Stock held by such holder, the number of OEGY Shares determined by dividing (1) $0.050028 by (2) the VWAP.

EXHIBIT 2.4.1.2

EXECUTIVE EMPLOYMENT AGREEMENT

[Attached]

EXECUTIVE EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement") is made by and between Open Energy Corporation (the "Company") and Thomas D. Wolfe ("Employee") (individually, a "party" and together, the "parties"). This Agreement shall be effective once signed by all parties.

1. Position. Employee will begin employment with the Company on December 22, 2006, as Senior Vice President of Engineering and Development. Employee will report directly to the CEO of the Company. Employee's overall responsibilities shall initially include the overall management of the technical services and R&D including development and implementation of an operating plan, hiring and oversight of all personnel, and profit & loss performance of the Suncone / CSP operations. Employee's precise responsibilities and job description are subject to change at any time in the sole and absolute discretion of Company. Employee shall be based in Western Nevada County and shall not be required to relocate without his consent. Employee shall devote substantially full time and attention to the business of the Company during the term of this Agreement and shall perform all duties as may be required of Employee.

2. Term. The initial term of this Agreement will begin on December 22, 2006 and shall terminate on December 21, 2007 unless sooner terminated (“Initial Term”). If employment continues beyond the Initial Term, Employee will be employed on an at-will basis. In other words, if employment continues beyond the Initial Term, the Company and the Employee may terminate employment at any time, for any reason, without cause. In addition, if employment continues beyond the Initial Term, the Company retains the right to transfer, demote, suspend or administer discipline with or without cause and with or without notice, at any time. This is the entire understanding with regard to the at-will relationship. The at-will nature of the employment relationship may only be modified in a writing signed by Employee and the Company's President.

3. Compensation. Employee's compensation shall consist of an annual salary, discretionary bonuses, benefits, and stock grants.

3.1 Annual Salary. The Company shall pay to Employee a base salary of $165,000. As with all compensation, the salary will be subject to standard employment and income tax withholding taxes.

3.2 Bonuses. The Company may, in its sole and absolute discretion, pay Employee a bonus payment as may be determined by the Board of Directors. The fact and the amount of the bonus will be in the Company's sole and absolute discretion and based upon the Company's performance as well as whether Employee meets performance objectives as defined at the beginning of each year.

3.3 Stock Option Grant. The Company hereby agrees to provide the Employee with options for shares (the "Stock Option Grant") of the Company's common stock ("Common Stock"), under the Company’s 2006 Equity Incentive Plan (the “Plan”), which options shall vest incrementally to Employee in accordance with Exhibit A and the provisions of the Plan .

3.4 Benefits. Employee shall be eligible to participate in the standard fringe benefits package and incentive compensation plans generally made available to the executive management employees of the Company, as such benefits may be determined, changed, or rescinded from time to time by the Company's Board of Directors. In addition, Company shall pay for Employee’s spouse and dependent coverage under the healthcare benefits package provided for employee.

3.5 Expenses. The Company shall reimburse Employee for any and all expenses reasonably incurred by the Employee incurred in the course and scope of Employee's duties and which are substantiated in accordance with Company's reasonable policies and procedures.

4. Termination.

4.1 By the Company for Cause.

4.1.1 Definition of for Cause. Company may terminate Employee's employment immediately at any time for Cause. In this Agreement, the term "Cause" means: (A) the commission of an act or omission which would constitute a felony; (B) negligence or malfeasance; (C) breach of fiduciary duties to Company, (D) neglect of duties or (E) any other action or omission which could reasonably be expected to adversely affect the Company's business, financial condition, prospect or reputation or the Employee's performance of his duties.

4.1.2 Effect of Termination for Cause. If Employee is terminated for Cause, this Agreement shall immediately and without notice terminate on the date of termination of employment and Employee shall be entitled to receive only the Base Salary then in effect, through the date of termination. All other obligations to Employee pursuant to this Agreement will become automatically terminated and completely extinguished. Any failure of the Company to exercise its right to terminate the employment of Employee as a result of the existence of any Cause shall not constitute or be construed as a waiver of its right to terminate such employment and this Agreement for such Cause or for another Cause.

4.2 Death or Disability of Employee. This Agreement shall terminate automatically in the event of the death or Disability of Employee. Employee (or Employee's heirs) shall be entitled to receive only the Base Salary then in effect through the date of termination. All other Company obligations to Employee pursuant to this Agreement will become automatically terminated and completely extinguished. As used herein, the term "Disability" shall mean Employee's inability to perform the essential functions of the position, with or without reasonable accommodation, as a result of a mental or physical disability or where the reasonable accommodation would result in undue hardship to the Company. In the event of a Disability, the termination date will be the date on which the Board of Directors, makes such a determination.

4.3 Termination Without Cause. The Company may in its sole and absolute discretion terminate Employee's employment without cause and at any time, immediately upon delivery of written notice to Employee. If the Company terminates Employee's employment without cause during the Initial Term, the Company agrees to pay Employee an amount equal to the Base Salary on the regularly scheduled pay periods following the date of termination through the end of the Initial Term. If the Company terminates employee's employment after the end of the Initial Term, the Company shall only be required to pay Employee base salary through the date of termination.

4.4 Employee’s Right to Terminate. During the Initial Term, Employee may terminate this Agreement for any reason upon 60 days written notice by Employee to the Company. Upon receiving notice of termination, the Company may elect to accelerate the effective date of termination, provided that Employee shall be paid the base salary through the end of such sixty (60) day notice period or the end of the term of this Agreement, whichever comes first. After the Initial Term, Employee may terminate this Agreement at any time, with or without notice.

4.5 Termination Following a Change in Control. During the Initial Term, in the event Employee is terminated without cause by the Company within twelve (12) months following a "Change in Control" of the Company (as generally defined in the Company’s 2006 Equity Incentive Plan), Employee will be entitled to receive the product of 1.5 times annual base salary and most recently paid regular annual bonus in a cash lump sum within five (5) days of termination. Under these circumstances, Employee’s stock options will also become one hundred percent (100%) vested. In addition, Employee’s current health care benefits will continue until the earlier of (i) twelve (12) months following termination of employment or (ii) until Employee becomes eligible for comparable benefits at another employer.

5. Nondisclosure of Confidential Information. The protection of confidential information is essential to the Company. To protect such information, Employee shall not, during the term of this Agreement and for five years after termination, impart to anyone or use any confidential information or trade secrets Employee may acquire in the performance of Employee's duties, except as required by law.

6. No Solicitation. Employee agrees that during Employee's employment and for a one year period after the termination of said employment, Employee will not solicit for hire any current employees of the Company.

7. Assignment of Inventions. Employee agrees that all inventions that (a) are developed using equipment, supplies, facilities or trade secrets of the Company, (b) result from work performed by Employee for the Company, or (c) relate to the Company's business or current or anticipated research and development (collectively “Inventions”), will be the sole and exclusive property of the Company and are hereby irrevocably assigned by Employee to the Company.

8. Assignment of Other Rights. In addition to the foregoing assignment of Inventions to the Company, Employee hereby irrevocably transfers and assigns to the Company: (a) all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Invention, as defined in Section 7; and (b) any and all "Moral Rights" (as defined below) that Employee may have in or with respect to any Invention, as defined in Section 7. Employee also hereby forever waives and agrees never to assert any and all Moral Rights Employee may have in or with respect to any Invention, as defined in Section 7, even after termination of employment behalf of the Company. "Moral Rights" mean any rights to claim authorship of an invention to object to or prevent the modification of any Invention, as defined in Section 7, or to withdraw from circulation or control the publication or distribution of any Invention, as defined in Section 7, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is denominated or generally referred to as a "moral right."

9. Work for Hire. Employee acknowledges and agrees that any copyrightable works prepared by Employee within the scope of employment are "works for hire" under the Copyright Act and that the Company will be considered the author and owner of such copyrightable works.

10. Labor Code 2870 Notice. I have been notified and understand that the provisions of sections 7, 8, and 9 of this Agreement do not apply to any Invention that qualifies fully under the provisions of Section 2870 of the California Labor Code, which states as follows:

ANY PROVISION IN AN EMPLOYMENT AGREEMENT WHICH PROVIDES THAT AN EMPLOYEE SHALL ASSIGN, OR OFFER TO ASSIGN, ANY OF HIS OR HER RIGHTS IN AN INVENTION TO HIS OR HER EMPLOYER SHALL NOT APPLY TO AN INVENTION THAT THE EMPLOYEE DEVELOPED ENTIRELY ON HIS OR HER OWN TIME WITHOUT USING THE EMPLOYER'S EQUIPMENT, SUPPLIES, FACILITIES, OR TRADE SECRET INFORMATION EXCEPT FOR THOSE INVENTIONS THAT EITHER: (1) RELATE AT THE TIME OF CONCEPTION OR REDUCTION TO PRACTICE OF THE INVENTION TO THE EMPLOYER'S BUSINESS, OR ACTUALLY OR DEMONSTRABLY ANTICIPATED RESEARCH OR DEVELOPMENT OF THE EMPLOYER, OR (2) RESULT FROM ANY WORK PERFORMED BY THE EMPLOYEE FOR THE EMPLOYER. TO THE EXTENT A PROVISION IN AN EMPLOYMENT AGREEMENT PURPORTS TO REQUIRE AN EMPLOYEE TO ASSIGN AN INVENTION OTHERWISE EXCLUDED FROM BEING REQUIRED TO BE ASSIGNED UNDER CALIFORNIA LABOR CODE SECTION 2870(a), THE PROVISION IS AGAINST THE PUBLIC POLICY OF THIS STATE AND IS UNENFORCEABLE.

11. Human Resources Policy and Procedures. Employee agrees to review and abide by personnel policies as well as any Employee Handbook issued by Company. Employee understands that Company has the right to modify or rescind any policies and procedures for any reason and without notice, except the policy regarding at-will employment.

12. General Provisions.

12.1 Governing Law and Forum. This Agreement shall be governed in accordance with the laws of the State of California. Any disputes arising out of Employee's employment or this Agreement shall be brought in San Diego County, California.

12.2 Severability. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way.

12.3 Entire Agreement. This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter of this Agreement, and supersedes any and all prior agreements, arrangements, communications, understandings, documents or rules, either oral or in writing, between the parties for the employment of Employee, and contain all of the covenants and agreements between the parties for such employment in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party or anyone acting on behalf of any party which are not embodied in this Agreement. Any modification of this Agreement will be effective only if in writing signed by Employee and Company's President.

Dated:	Company

By:

Its: President

Dated:
Employee

EXHIBIT A-1

OPEN ENERGY CORPORATION
2006 EQUITY INCENTIVE PLAN
STOCK OPTION AGREEMENT

Grant Number 06-38

Unless otherwise defined herein, capitalized terms shall have the meaning set forth in the Open Energy Corporation 2006 Equity Incentive Plan (the “Plan”).

•	NOTICE OF STOCK OPTION GRANT

You have been granted an option to purchase common stock of Open Energy Corporation (the “Company), subject to the terms and conditions of the Plan and this Option Agreement, as follows:

Name of Optionee:	Thomas D. Wolfe

Total Number of Shares Granted:	747,193

Type of Option:	☐ Nonstatutory Stock Option ☒ Incentive Stock Option

Exercise Price per Share:	$0.39 per share

Grant Date:	December 22, 2006

Vesting Commencement Date:	The earlier of (1) the approval of the Plan by the shareholders of the Company, or (2) December 1, 2007.

Vesting Schedule:
This option may be exercised, in whole or in part, in accordance with the following schedule:

447,193 of the Shares subject to the option are immediately vested plus an additional 25,000 Shares for each calendar quarter elapsed from January 1, 2007 shall vest on the Vesting Commencement Date, and 25,000 Shares shall vest on the last day of each calendar quarter thereafter, with all remaining unvested Shares vesting on December 31, 2009. All vesting is subject to the optionee continuing to be a Service Provider on such dates.

Termination Period:
This option may be exercised for three months after the Optionee’s Termination Date, except that if the Optionee’s Termination of Service is for Cause, this option shall terminate on the tenth calendar day following the Termination Date. Upon the death or Disability of the Optionee, this option may be exercised for 12 months after the Optionee’s Termination Date. Special termination periods are set forth in Sections 2.3(B), 2.9, and 2.10 below. In no event may this option be exercised later than the Term of Award/Expiration Date provided below.

Term of Award/Expiration Date:	Ten (10) years from Grant Date.

EXHIBIT A-2

OPEN ENERGY CORPORATION
2006 EQUITY INCENTIVE PLAN
STOCK OPTION AGREEMENT

Grant Number 06-39

Unless otherwise defined herein, capitalized terms shall have the meaning set forth in the Open Energy Corporation 2006 Equity Incentive Plan (the “Plan”).

•	NOTICE OF STOCK OPTION GRANT

You have been granted an option to purchase common stock of Open Energy Corporation (the “Company), subject to the terms and conditions of the Plan and this Option Agreement, as follows:

Name of Optionee:	Thomas D. Wolfe

Total Number of Shares Granted:	200,000

Type of Option:	☐ Nonstatutory Stock Option ☒ Incentive Stock Option

Exercise Price per Share:	$0.39

Grant Date:	December 22, 2006

Vesting Commencement Date:	The earlier of (1) the approval of the Plan by the shareholders of the Company, or (2) December 1, 2007.

Vesting Schedule:
This option may be exercised, in whole or in part, in accordance with the following schedule:

Up to 16,666 Shares for the period ending March 31, 2007 and up to 16,666 Shares each calendar quarter elapsed from April 1, 2007 shall vest on the Vesting Commencement Date, and up to 16,666 Shares shall vest on the last day of each calendar quarter thereafter, in each case, subject to the Optionee’s performance, as measured against the performance goals and objectives established by the Company. All vesting is subject to optionee continuing to be a Service Provider on such dates.

Termination Period:
This option may be exercised for three months after the Optionee’s Termination Date, except that if the Optionee’s Termination of Service is for Cause, this option shall terminate on the tenth calendar day following the Termination Date. Upon the death or Disability of the Optionee, this option may be exercised for 12 months after the Optionee’s Termination Date. Special termination periods are set forth in Sections 2.3(B), 2.9, and 2.10 below. In no event may this option be exercised later than the Term of Award/Expiration Date provided below.

Term of Award/Expiration Date:	Ten (10) years from Grant Date.

Open Energy Corporation Acquires WaterEye
and its proprietary remote water monitoring systems

Company plans to demonstrate first commercial Suncone
Desalination product in the first quarter of 2007

Solana Beach, Calif., December 22, 2006 - Open Energy Corporation (OTC BB: OEGY), a renewable energy company focused on the development of solar technologies that produce renewable energy, fresh water and related resources, today signed a definitive agreement to acquire privately-held WaterEye Corporation in an all stock transaction worth approximately $3 million.

David Saltman, President and CEO of Open Energy Corporation, stated: “This is a strategic acquisition for our company. WaterEye has developed proprietary remote monitoring and display technology for water systems, with customers that include GE Water, Siemens, Dow, Dupont and Poseidon Resources. This same monitoring package will be important as we launch Suncone CSP systems next year.”

Saltman continued, “Tom Wolfe, founder and president of WaterEye, will join our management team as Open Energy’s Senior Vice President of Engineering and Development. He and his engineering team in Grass Valley are already coordinating with our CTO, Ron Gangemi, to complete the engineering and industrial design of Suncone Desal. We are working to demonstrate our first commercial unit in the first quarter of 2007.”

Tom Wolfe commented: “The ability to utilize solar energy to desalinate water is very exciting. Up to 50% of the cost of producing potable water is directly attributable to energy consumption. Many areas of the world where fresh water is most needed lack access to grid power or simply can not afford the costs of diesel fuel. Once we demonstrate the capabilities of SunCone Desal, I think many organizations around the world will take notice.”

About Open Energy Corporation

Open Energy Corp. focuses on the development and commercialization of renewable energy products and technologies for a wide range of applications including solar energy, power production, and water desalination. The Company pursues these objectives through acquisitions, strategic partnerships, technology transfer opportunities, and other business strategies. The Company’s mission is to harness the power of sun to meet the growing resource demands of sustainable 21st Century development.

About Water Eye

Water Eye is headquartered in Grass Valley, California and provides secure ASP based remote monitoring and diagnostic services to the water and wastewater treatment industries. This proprietary software grew out of the Company’s work as system integrators and software developers for ultra pure water systems refineries, power stations, municipal water treatment plants, and high tech manufacturing facilities. WaterEye president Tom Wolfe is one of the pioneers in reverse osmosis technology. He has also designed large and small systems utilizing ion exchange, micro-filtration and thermal disinfection. He is the author of numerous reports and publications in the field.

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Open Energy Corporation has little or no control.

CONTACT:	Integrated Corporate Relations, Inc.
John Mills (Investor Relations)
(310) 395-2215
jmills@icrinc.com

Michael Fox (Media)
(203)682-8230
mfox@icrinc.com